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Filed pursuant to Rule 424(b)(4)
Registration Nos. 333-133222
333-133989

P R O S P E C T U S

8,687,646 Shares

Williams Scotsman International, Inc.
Common Stock
$26.25 per share

        We are selling 2,101,724 shares of our common stock and the selling stockholders named in this prospectus are selling 6,585,922 shares of our common stock. The selling stockholders have granted the underwriters an option to purchase up to 1,303,147 additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC." The last reported sale price of our common stock on May 10, 2006 was $26.85 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$26.25	$228,050,707
Underwriting Discount	$1.38	$11,988,951
Proceeds to Williams Scotsman International, Inc. (before expenses)	$24.87	$52,269,876
Proceeds to selling stockholders (before expenses)	$24.87	$163,791,880

        The underwriters expect to deliver the shares to purchasers on or about May 16, 2006.

Citigroup	CIBC World Markets	Lehman Brothers

Robert W. Baird & Co.	Deutsche Bank Securities

May 10, 2006

MOBILE OFFICES • CLASSROOMS • MODULAR BUILDINGS • STORAGE CONTAINERS

SPACE BY WILLIAMS SCOTSMAN®

WILLIAMS SCOTSMAN'S COMMITMENT

With a branch network of 86 offices across North America, Williams Scotsman combines local market responsiveness with national scale and efficiency. The breadth of our solutions – from mobile offices and portable classrooms to storage containers and permanent modular construction – enables a one-stop solution for all of the space needs of our customers. Our legacy of market leadership, for more than 50 years, demonstrates that customers count on us as their long-term partner.

CANADA
MEXICO
Ft. McMurray
Edmonton
Vancouver
Calgary
Seattle
Spokane
Portland
Boise
Casper
Sacramento
Salt Lake City
San Jose
Fresno
Denver
Grand Junction
Bakersfield
Las Vegas
Los Angeles
Riverside
San Diego
Phoenix
Albuquerque
Minneapolis
Omaha
Kansas City
Tulsa
Dallas/Ft. Worth
Austin
San Antonio
Houston
Monterrey
Montreal
Ottawa
Auburn
Toronto
Syracuse
Boston
Albany
Providence
Milwaukee
Detroit
Chicago
Toledo
Cleveland
Allentown
Long Island
New York City
Cherry Hill
Harrisburg
Pittsburgh
Indianapolis
Cincinnati
Washington DC
Southern Maryland
St. Louis
Charleston
Richmond
Louisville
Roanoke
Norfolk
Durham
Nashville
Charlotte
Greenville/Spartanburg
Memphis
Columbia
Atlanta
Birmingham
Charleston
Savannah
Jackson
Albany
Jacksonville
Mobile
Tallahassee
New Orleans
Orlando
Tampa
West Palm Beach
Ft. Myers
Ft. Lauderdale

        You should rely only on the information contained in this prospectus or incorporated by reference herein. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated herein by reference carefully, including the section describing the risks of investing in our common stock under the caption "Risk Factors" and our financial statements and related notes included elsewhere in this prospectus or incorporated herein by reference before making an investment decision. Except as the context otherwise requires, (i) the term "we," "our," "us" and the "company" refer collectively to Williams Scotsman International, Inc. and its consolidated subsidiaries; and (ii) the term "Williams Scotsman" refers to Williams Scotsman, Inc., our principal operating subsidiary. Some of the statements in this summary constitute forward-looking statements. For more information, please see "Disclosure Regarding Forward-Looking Statements."

Our Company

        Founded more than 50 years ago, we believe we are the largest provider of modular space solutions in North America. Operating through our network of 86 branch offices, we provide high quality, cost effective modular space solutions to a diversified client base of 25,000 customers in multiple industries including construction, education, commercial and industrial, and government. Our products, which include mobile offices, modular classrooms and other multi-unit modular structures, offer our customers flexible, low-cost, and timely solutions to meet their temporary space needs on an outsourced basis. We also provide portable storage solutions and we believe we are the third largest portable storage company in the United States. Our current modular space and portable storage lease fleet consists of approximately 99,000 units. In addition to leasing, we offer both new and used units for sale and provide delivery, installation and other ancillary products and services. As of December 31, 2005, we had invested a total of $1.2 billion in our lease fleet.

        Our business model is primarily focused on leasing rather than selling our units. We believe our leasing model is highly attractive because our lease fleet:

  •
  generates recurring revenues from our units leased to customers with an average lease duration of 27 months;

  •
  has average monthly leasing rates which recoup our average unit investment in approximately 4 years;

  •
  maintains a high utilization level that has averaged 82% over the last 10 years;

  •
  consists of units with useful lives approximating 20 years which retain substantial residual values throughout these periods; and

  •
  produces incremental leasing operating margins of more than 60% (i.e. the contribution of an existing unit put on lease after reductions for cost of leasing, associated commissions and depreciation).

        Since 1997, we have doubled the size of our fleet and increased the size of our branch network, both organically and through selective strategic acquisitions. As a result of these and other factors, from 1997 to 2005, we were able to increase our revenues at a compound annual growth rate, or "CAGR," of 12.2%.

        Our modular space fleet consists of approximately 77,000 modular space units, which are generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of our modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing. The units are fitted with axles and hitches and are towed to various locations. Our units are wood or aluminum framed, mounted on a steel chassis, contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. For many applications, our units can be combined into multi-unit configurations to meet the space needs of our customers. We believe that our units are durable, flexible and generally rent based upon condition rather than age. As a result, our units retain most of their initial value over their useful lives. Over the past ten years, we have sold modular space units from our lease fleet at an average gross margin of 23.2%.

        Our portable storage fleet of approximately 22,000 units is primarily comprised of steel containers, which address the need for secure, temporary, on-site storage of customer goods on a flexible, low-cost basis. We believe that our portable storage fleet provides a complementary product to cross-sell to our modular space customers, as well as to serve new customers.

        The Modular Building Institute, in its State of the Industry 2005 report, estimates that the U.S. modular space industry dealers generated in excess of $3.0 billion of leasing and sales revenues in 2004. The modular space industry has expanded rapidly over the last thirty years as the number of applications for modular space has increased and recognition of the product's positive attributes has grown. By outsourcing their space needs, customers are able to achieve flexibility, preserve capital for core operations, and convert fixed costs into variable costs. The industry remains highly fragmented, and we and GE Capital Modular Space are the two largest providers in the industry.

        We are also a major participant in the U.S. portable storage industry, and although there are, to our knowledge, no publicly available estimates of the size of the industry, we believe the size of the portable storage industry is expanding due to increasing awareness of the advantages of portable storage. The portable storage industry provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self storage by addressing the need for security, convenience and immediate accessibility. The portable storage industry is also highly fragmented and Mobile Mini, Inc. is the largest provider in the industry.

        We believe that our business benefits from several strengths that enable us to serve our customers more effectively:

  •
  Market Leadership with Significant Scale. We are one of the only industry participants with an extensive, nationwide branch network, with breadth and depth of fleet at the local level, and with the technical expertise and operational capabilities that can provide a full range of solutions including mobile offices, modular classrooms, and larger commercial applications.

  •
  Customer Service Focus. Our branches are staffed by sales personnel who work with our customers to define and solve their space needs. We have over 1,200 sales and service personnel at our branches and managed over 112,000 deliveries and returns of our modular space and portable storage units in 2005.

  •
  Effective Fleet Management. Our proprietary management information systems and fleet management initiatives allow us to actively manage our lease fleet to maximize customer satisfaction, optimize fleet utilization and rental rates, and to control new unit capital spending.

  •
  High Degree of Diversity. We serve a highly diversified customer base of more than 25,000 customers, across a variety of industries and geographies. Our top ten largest customers accounted for approximately 11.0% of our 2005 revenues.

  •
  Experienced Management with Significant Equity Ownership. We have an experienced and proven management team that is led by our President and Chief Executive Officer, Gerard Holthaus, who has been with us since 1994. Members of our management team hold significant equity investments in our company.

        Our goal is to remain the leading provider of modular space solutions in North America and to increase revenues while maximizing our profitability and income growth. Our strategy for growth includes the following: (1) increase the utilization and rental rate of our existing lease fleet; (2) expand our lease fleet through purchases of new units and selective acquisitions of units from third parties; (3) further penetrate the education sector where we have expanded our revenue from 20% to 28% of our total revenue from 2000 to 2005; (4) expand our sales business to meet the increased demand from our customers; (5) grow our portable storage business which is highly complementary to our modular space business; and (6) grow our European business to capitalize on what we believe is an attractive geographic expansion opportunity.

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this summary. For example, demand from our customers, particularly those in the nonresidential construction industry and the education sector, could be hurt by weak economic conditions. We also face significant competition in the modular and portable space industry from a variety of companies, some of whom have greater financial resources than we do. Moreover, our growth strategy is dependent in part on identifying and completing transactions with attractive acquisition candidates and on expanding into Europe where we will face business, regulatory and other risks that are different than those in North America.

2005 Refinancing Transactions

        We completed our initial public offering of shares of our common stock and received aggregate net proceeds of approximately $223 million in 2005. In connection with our initial public offering:

    •
    Williams Scotsman issued $350 million aggregate principal amount of 8.5% Senior Notes due 2015 (the "Original 8.5% Notes") on September 29, 2005;

    •
    Williams Scotsman repurchased or redeemed all of the $550 million aggregate principal amount of its 9.875% Senior Notes due 2007 (the "9.875% Notes"); and

    •
    Williams Scotsman repurchased $148.2 million aggregate principal amount of its 10.0% Senior Secured Notes due 2008 (the "10.0% Notes").

        In addition, on June 28, 2005, Williams Scotsman entered into a $650 million amended and restated credit facility (the "Amended and Restated Credit Facility") that refinanced or extended the maturity of the indebtedness under its prior credit facility (the "Prior Credit Facility"), lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility.

        We used the proceeds from the offering of the Original 8.5% Notes, together with the proceeds from our initial public offering and the borrowings under the Amended and Restated Credit Facility, to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses. We refer collectively to the transactions described above, including our initial public offering, as the "2005 Refinancing Transactions."

2006 Financing Transactions

        On April 18, 2006, Williams Scotsman issued $100 million aggregate principal amount of additional 8.5% Senior Notes due 2015 (the "Additional 8.5% Notes," and together with the Original 8.5% Notes, the "8.5% Notes"). We used the net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our outstanding indebtedness under the revolving credit facility of our Amended and Restated Credit Facility and related transaction fees and expenses. See "Description of Indebtedness—8.5% Notes."

        In addition, in connection with the offering of the Additional 8.5% Notes, we amended the Amended and Restated Credit Facility to permit the issuance of the Additional 8.5% Notes, to extend the maturity of the Amended and Restated Credit Facility, to lower the applicable margins on the interest rates, to provide for a more favorable borrowing base calculation, to revise the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions and to revise the change of control provision. See "Description of Indebtedness—Amended and Restated Credit Facility."

        We intend to use the net proceeds that we receive in this offering to repay a portion of our outstanding indebtedness under the revolving credit facility of the Amended and Restated Credit Facility and to pay related transaction fees and expenses. See "Use of Proceeds." We refer collectively to the transactions described above, including this offering, as the "2006 Financing Transactions."

Corporate History and Information

        We are a Delaware corporation incorporated in 1993. We are a holding company that conducts substantially all of our business through Williams Scotsman, our principal operating subsidiary. Our principal executive office is located at 8211 Town Center Drive, Baltimore, Maryland 21236. Our telephone number at that address is (410) 931-6000. Our website is www.willscot.com. The information and other content contained on or linked from our website are not part of this prospectus.

        We have significant equity owners, including related parties of The Cypress Group L.L.C. and Keystone Group, L.P. These parties participated in our 1997 recapitalization in which an investor group, which includes related parties of The Cypress Group L.L.C. and Keystone Group, L.P., invested equity of $135.0 million. We acquired Space Master International, Inc., the then third largest company in the U.S. modular space industry, on September 1, 1998, in part, with additional equity of $64.6 million from existing stockholders. We consummated the initial public offering of shares of our common stock in September 2005. As of April 15, 2006, related parties of The Cypress Group L.L.C. and Keystone Group, L.P. beneficially own in the aggregate approximately 48.4% of the outstanding shares of our common stock. Following this offering, these parties will continue to own 31.0% of the outstanding shares of our common stock or 28.0% if the underwriters' over-allotment option is exercised in full (based upon the number of shares outstanding as of April 15, 2006).

Recent Developments

        On April 28, 2006, we reported that for the first quarter ended March 31, 2006, our revenues were $165.0 million, a 31% increase from $126.1 million in the comparable period of 2005. Gross profit was $65.4 million, a 31% increase as compared to $49.8 million for the prior year quarter. EBITDA for the first quarter of 2006 was $52.9 million, which was up 34% from $39.4 million in the comparable period of 2005. We reported net income for the quarter ended March 31, 2006 of $10.4 million or $0.26 per share as compared to a net loss of $(0.8) million or $(0.03) per share in the first quarter of 2005.

        For the quarter ended March 31, 2006, our utilization rate increased to 82% from 80% in the comparable period of 2005. Average rental rates increased to $282 from $258 in the comparable period of 2005 while average units on rent increased to 80,775 from 76,694.

Williams Scotsman International, Inc.
Consolidated Statements of Operations (unaudited)
(dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2006	2005
Revenues
Leasing	$68,883	$58,783
Sales:
New units	39,946	22,491
Rental equipment	10,511	7,033
Delivery and installation	34,026	27,835
Other	11,607	9,959

Total revenues	164,973	126,101

Cost of sales and services
Leasing:
Depreciation and amortization	14,190	12,533
Other direct leasing costs	15,050	12,482
Sales:
New units	32,308	18,918
Rental equipment	7,674	5,679
Delivery and installation	28,098	24,503
Other	2,272	2,207

Total cost of sales and services	99,592	76,322

Gross profit	65,381	49,779
Selling, general & administrative expenses(1)	26,650	22,961
Other depreciation and amortization	4,246	3,910

Operating Income	34,485	22,908
Interest expense	17,521	24,227

Income (loss) before income taxes	16,964	(1,319)
Income tax expense (benefit)	6,531	(501)

Net income (loss)	$10,433	$(818)

Earnings (loss) per share—basic	$0.27	$(0.03)

Earnings (loss) per share—diluted	$0.26	$(0.03)

Weighted average common shares outstanding—basic	39,361,922	23,558,821

Weighted average common shares outstanding—diluted(2)	40,807,082	23,558,821

(1)
Includes non-cash stock compensation expense of $0.5 million and $0.1 million for the three months ended March 31, 2006 and 2005, respectively.

(2)
Common stock equivalents of 1,404,798 were excluded from weighted average shares—diluted for the quarter ended March 31, 2005 due to their anti-dilutive nature.

Williams Scotsman International, Inc.
Summary of Selected Consolidated Financial Information (unaudited)

	Three Months Ended March 31,
	2006	2005
	(dollars in thousands)
Operating Data (in thousands):
Gross profit
Leasing	$39,643	$33,768
Sales:
New units	7,638	3,573
Rental equipment	2,837	1,354
Delivery and installation	5,928	3,332
Other	9,335	7,752

Total gross profit	$65,381	$49,779

	Three Months Ended March 31,
	2006	2005
Rental Fleet and Capital Expenditure Data:
Lease fleet units, as of end of period	99,400	96,000
Lease fleet units, average for period	98,600	95,400
Utilization rate based upon units, average over period	82%	80%
Monthly rental rate, average over period	$282	$258
Capital expenditures (in thousands):
Lease fleet, net of used sales	$26,513	$13,523
Non-lease fleet	$2,245	$3,167
Acquisitions (in thousands)	$5,123	$4,583

        We define EBITDA as earnings before deducting interest, loss on extinguishment of debt, income taxes, depreciation and amortization. For a full description of EBITDA, see "—Summary Historical and Unaudited Pro Forma Consolidated Financial Data—Note (4)." The table below reconciles EBITDA to net income, the most directly comparable GAAP measure, for the quarter ended March 31, 2006 and 2005.

	Three Months Ended March 31,
	2006	2005
	(in thousands)
EBITDA	$52,921	$39,351
Less:
Interest expense	17,521	24,227
Depreciation and amortization	18,436	16,443
Income tax provision (benefit)	6,531	(501)

Net income (loss)	$10,433	$(818)

The Offering

Common stock outstanding as of April 15, 2006	40,156,358 shares.
Common stock offered by us	2,101,724 shares.
Common stock offered by the selling stockholders	6,585,922 shares.
Common stock to be outstanding immediately after this offering (based on the number of shares outstanding as of April 15, 2006)	42,574,288 shares.
Use of proceeds
We intend to use the net proceeds to us from this offering and the exercise price of the stock options from management selling stockholders to repay a portion of our outstanding indebtedness under the Amended and Restated Credit Facility, and pay transaction fees and expenses. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders. See "Use of Proceeds."
Listing	Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."
Risk factors
See "Risk Factors" beginning on page 12 and other information included in this prospectus or incorporated herein by reference for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus:

  •
  assumes that the underwriters will not exercise their over-allotment option to purchase up to an additional 1,303,147 shares from the selling stockholders; and

  •
  excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 3,088,771 shares of common stock issuable upon the exercise of stock options outstanding as of April 15, 2006 and restricted stock units in respect of 2,812 shares of our common stock outstanding as of April 15, 2006.

Summary Historical and Unaudited Pro Forma
Consolidated Financial Data

        The following table sets forth our historical consolidated financial and other data for each of the periods indicated. The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended December 31, 2005 and as of the end of each such year have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The summary consolidated pro forma income statement and balance sheet data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus and have been prepared to give effect to the 2005 Refinancing Transactions and the 2006 Financing Transactions.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus and other financial information incorporated herein by reference.

	Year Ended December 31,
	2003	2004	2005
	(dollars in thousands, except per share amounts and average rental rate)
Statement of Operations Data:
Revenues:
Leasing	$213,976	$222,867	$247,713
Sales:
New units	71,635	86,344	128,244
Rental equipment	20,734	29,355	37,530
Delivery and installation	91,318	116,106	135,715
Other	37,980	43,253	43,256

Total	$435,643	$497,925	$592,458

Gross profit:
Leasing	$119,148	$122,202	$135,167
Sales:
New units	12,224	13,459	22,867
Rental equipment	4,373	6,459	8,621
Delivery and installation	12,462	15,045	19,985
Other	29,706	33,648	31,966

Total	177,913	190,813	218,606

Selling, general and administrative expenses	76,297	83,407	96,968
Other depreciation and amortization	13,869	14,787	16,618
Interest	87,174	92,444	91,203
Loss on early extinguishment of debt	—	—	30,678
Held for sale impairment charge	19,386	—	—

Income (loss) before income taxes	(18,813)	175	(16,861)
Income tax expense (benefit)	(7,131)	3,586	(6,537)

Net income (loss)	$(11,682)	$(3,411)	$(10,324)

Net income (loss) per common share—basic	$(0.50)	$(0.14)	$(0.37)

Net income (loss) per common share—diluted	$(0.50)	$(0.14)	$(0.37)

Pro forma net income(1)(2)			$23,092

Pro forma basic net income per share(2)(3)			$0.77

Pro forma basic diluted net income per share(2)(3)			$0.73

Summary Historical Financial Data

	Year Ended December 31,
	2003	2004	2005
	(dollars in thousands, except average rental rate)
Other Data:
EBITDA (4)	$131,327	$156,294	$174,252
Lease fleet units (end of period)	90,951	95,048	98,184
Average utilization rate (5)	76.6%	79.9%	81.3%
Average rental rate (6)	$250	$250	$263
Capital Expenditures:
Lease fleet (7)	$32,573	$50,512	$102,285
Non-lease fleet	7,632	8,062	12,005
Acquisitions	3,434	49,363	4,631
	Year Ended December 31, 2005
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data:
Rental equipment, net	$944,629	$944,629
Total assets	1,380,620	1,384,755
Revolving credit facility and long-term debt	869,446	821,047
Stockholders' equity	244,741	297,275

(1)
The only differences between historical net income and pro forma net income are tax adjusted interest expense and loss on early extinguishment of debt.

(2)
Based on the application of net proceeds to us of $52.5 million, which is based on the offering price of $26.25 per share and the exercise price of stock options of approximately $1.6 million from management selling stockholders.

(3)
Unaudited pro forma as adjusted basic and diluted net income per share is computed by dividing unaudited pro forma as adjusted net income by weighted average number of common shares.

(4)
We define EBITDA as earnings before deducting interest, loss on extinguishment of debt, income taxes, depreciation and amortization. We believe that EBITDA provides useful and relevant information to our investors because it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses EBITDA for planning purposes, including the preparation of annual operating budgets, and to determine appropriate levels of operating and capital investments. We utilize EBITDA as a useful alternative to net income as an indicator of our operating performance. However, EBITDA is not a measure of financial performance under GAAP and EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes EBITDA as an operating performance measure in conjunction with GAAP measures such as net income. Because EBITDA excludes some, but not all, items that affect net income, such as loss on extinguishment of debt, and may vary among companies, EBITDA mentioned above may not be comparable to similarly titled measures of other companies.

The table below reconciles EBITDA to net income (loss), the most directly comparable GAAP measure.

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
EBITDA	$131,327	$156,294	$174,252
Less:
Interest expense	87,174	92,444	91,203
Loss on early extinguishment of debt	—	—	30,678
Depreciation and amortization	62,966	63,675	69,232
Income tax provision (benefit)	(7,131)	3,586	(6,537)

Net income (loss)	$(11,682)	$(3,411)	$(10,324)

(5)
Average utilization rate is defined as the average units on rent divided by the average total units in our rental equipment fleet during the applicable period.

(6)
Average rental rate for the indicated period represents the average of the monthly average rental rates in effect for all units on lease outstanding at the end of each month during the period.

(7)
Net capital expenditures for lease fleet represents purchases of units for the lease fleet and other capitalized costs of units, reduced by the proceeds of sales of rental equipment.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and incorporated herein by reference, before investing. Any of the risk factors we describe below could hurt our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of the money you pay to buy our common stock. Some of the statements in "Risk Factors" are forward-looking statements. For more information about forward-looking statements, please see "Disclosure Regarding Forward-Looking Statements."

Risks Related to Our Business

General or localized economic downturns or weakness may adversely affect our customers, in particular those in the nonresidential construction industry and the education sector, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

        Our revenues are derived from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, such as the nonresidential construction industry. In addition, because we conduct our operations in a variety of markets, we are subject to economic conditions in each of these markets. During 2005, we have experienced improvement in the market place; however, prior to 2005, our business was adversely impacted by overall soft economic conditions, which affected our construction customers primarily, and state budget issues in certain parts of the country that have affected our education customers. As a result of this economic downturn, we incurred a net loss of approximately $(3.4) million in 2004.

        Although our product, customer, industry and geographic diversity limits our exposure to economic downturns, general economic downturns or localized downturns in markets where we have operations, including any downturns in the construction industry, which constituted approximately 29% of our revenues in 2005, could reduce demand for our products and negatively impact our revenues and profitability. In addition, at the present time we are unable to predict what long-term effect, if any, recent political events, including those relating to, or arising out of the growing threat of terrorism, and their attendant consequences will have on our business. Any of the foregoing economic or political events could negatively affect our industry or industries in which our customers operate, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

We face significant competition in the modular and portable space industry, especially from our primary national competitor, which has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers and our revenues and profitability could decline.

        Although our competition varies significantly by market, the modular space industry, in general, is highly competitive. We compete primarily in terms of product availability, customer service and price. We believe that our reputation for customer service and our ability to offer a wide selection of units suitable for various uses at competitive prices allows us to compete effectively. However, our primary national competitor, GE Capital Modular Space, is less leveraged, has greater market share or product availability in some markets, and has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers which could reduce our revenues and profitability.

We may not be able to remarket our units effectively should a significant number of our lease units be returned during any short period of time, which could adversely affect our financial performance and our ability to continue expanding our fleet.

        Our typical lease terms, which include contractual provisions requiring customers to retain units on lease for, on average, 15 months, actually have an average lease duration of 27 months. Because our customers generally rent our units for periods longer than the contractual lease terms, 59% of our leases are on a month-to-month basis as of December 31, 2005. In addition, 23% of our leases have contractual lease terms expiring within six months as of December 31, 2005. These aspects of our leasing business have remained generally consistent over the last several years. Should a significant number of our leased units be returned during any short period of time, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could have a material adverse effect on our financial performance and our ability to continue expanding our fleet.

A significant reduction of funding to public schools or contraction of class size reduction programs could cause the demand for our modular classroom units to decline, which, as a result, may reduce our revenues and profitability.

        We generated 28% of our revenues in 2005 from our education customers, which include public school facilities. Funding for public school facilities is derived from a variety of sources including, among other things, various taxes levied to support school operating budgets. Any material interruption of these sources or a lack of fiscal funding could result in a significant reduction of funding to public schools, which may negatively impact the budget of public schools and cause the demand for our modular classroom units to decline. In addition, any contraction or elimination of class size reduction programs could cause the demand for our modular classrooms to decline. Any decline in demand for our modular classrooms may reduce our revenue and profitability.

Certain related parties of The Cypress Group L.L.C. and Keystone Group, L.P. exercise significant influence over us. The interests of these stockholders may conflict with your interests.

        Our large shareholders, which include related parties of The Cypress Group L.L.C. and Keystone Group, L.P. beneficially own in the aggregate approximately 48.4% of our outstanding common stock as of April 15, 2006 and 31.0% of our outstanding common stock after giving effect to this offering (assuming the underwriters do not exercise their over-allotment option and based upon the number of shares outstanding as of April 15, 2006). Accordingly, these parties exercise significant influence over all matters requiring a stockholders' vote, including the composition of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with your interests.

Any failure of our management information systems could disrupt our business and result in decreased rental or sale revenues and increased overhead costs, which could negatively impact our profitability.

        We depend on our management information systems to actively manage our lease fleet, control new unit capital spending and provide fleet information, including leasing history, condition, and availability of our units. These functions enhance our ability to optimize fleet utilization, rentability and redeployment. The failure of our management information systems to perform as we anticipate could disrupt our business and could result in, among other things, decreased rental or sales and increased overhead costs, which could negatively impact our profitability.

Federal and state regulations could impose substantial costs and/or restrictions on our operations that could harm our results of operations. If we are unable to pass these increased costs to our customers, our profitability and operating cash flows could be negatively impacted.

        We are subject to various federal, state and local environmental, transportation, health and safety laws and regulations in connection with our operations. Any failure to comply with these laws or regulations could result in capital or operating expenditures or the imposition of severe penalties or restrictions on our operations. In addition, these laws and regulations could change in a manner that materially and adversely affects our ability to conduct our business. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs. If we are unable to pass these increased costs on to our customers, our profitability and operating cash flows could be negatively impacted. See "Business—Regulatory Matters."

Our sale transactions constitute a significant portion of our revenues. The completion of these sale transactions are subject to a number of factors beyond our control. Failure to close our sale transactions as projected could cause our actual revenues or cash flow for a particular quarter or longer period to differ from forecasted estimates.

        Sales of new modular space and portable storage units and rental equipment to customers in 2005, excluding delivery, site work and other ancillary sales revenue, approximated 28% of our total revenue. The completion of sale transactions is subject to certain factors that are beyond our control, including permit requirements and weather conditions. Accordingly, the actual timing of the completion of these transactions may be different from their forecasted schedules. As a result, our actual revenues and cash flow in a particular quarter or over a longer period of time may not consistently correlate to our forecasted estimates. In addition, if we do not accurately forecast our activity, we may improperly plan or budget, which could cause us to violate our debt covenants and harm our liquidity. As a result, we may not be able to take advantage of business and growth opportunities otherwise available to us.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impair our growth and profitability of our business.

        An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets and expand into new markets. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices, upon advantageous terms and conditions and upon successful integration of the acquired businesses. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations, that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, that the acquired businesses may not be integrated successfully and that international acquisitions may strain our management resources. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses. If we are unable to complete attractive acquisitions or integrate acquired businesses, the growth and profitability of our business would be adversely impacted.

European expansion may divert our resources from other aspects of our business, cause us to incur additional debt and require us to comply with different regulations. Failure to manage these economic and regulatory risks may adversely affect our growth in Europe and lead to increased costs.

        Expansion into the European market may require us to make substantial investments, which would divert resources from other aspects of our business. We may also be required to raise additional debt or equity capital to fund our expansion in Europe. In addition, we may incur difficulties in staffing and managing our European operations, and face fluctuations in currency exchange rates, exposure to additional regulatory requirements, including certain trade barriers, changes in political and economic conditions, and exposure to additional and potentially adverse tax regimes. Our success in Europe will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks may adversely affect our growth in Europe and lead to increased administrative costs.

We are a holding company whose only material asset will be the capital stock of Williams Scotsman. We may not have sufficient cash to meet our obligations if Williams Scotsman, our only material source of cash, is not able to generate sufficient earnings or cash flow to pay dividends to us or if Williams Scotsman is prohibited by its debt agreements from paying dividends to us.

        We are a holding company with no material business operations. Our most significant asset is the capital stock of Williams Scotsman. We conduct virtually all of our business operations through Williams Scotsman. Accordingly, our only material sources of cash are dividends or other distributions or payments that are derived from earnings and cash flow generated by Williams Scotsman. Williams Scotsman might not generate sufficient earnings and cash flow to pay dividends or distributions or make payments in the future. In addition, the terms of the Amended and Restated Credit Facility and the indenture governing the 8.5% Notes limit such payments to us. As a result, we may not have sufficient cash to meet our obligations, which could harm our business.

Failure to retain key personnel could impede our ability to execute our business plan and growth strategy and lead to a loss of customers.

        Our continued success will depend largely on the efforts and abilities of our executive officers and certain other key employees. Many of our key executives, including our President and Chief Executive Officer, Mr. Gerard Holthaus, and the executive vice president and eight vice presidents who lead our branch operations, have over 10 years of experience with our company. These officers have knowledge and an understanding of our company and industry that cannot be readily duplicated. There are employment agreements with Gerard Holthaus, Robert Singer, Joseph Donegan, William LeBuhn and John Ross. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our revenues, or lead to employee morale problems.

We may be unable to realize the benefits of our net operating loss carryforwards and, as a result, lose our future tax savings, which could have a negative impact on our liquidity.

        Net operating losses ("NOL's") may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. As of December 31, 2005, we had NOL's of approximately $265 million. Based on current federal corporate income tax rates, our NOL's could provide a benefit to us, if fully utilized, of significant future tax savings. However, if we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. In addition, the U.S. Internal Revenue Service could challenge our calculation of the amount of our NOL's or any deductions or losses included in such calculation, which could reduce our tax benefit. Provisions of the Internal Revenue Code may also limit our ability to carry forward our NOL's to offset taxable income in future years.

A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

        We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. As of December 31, 2005, we had $171.2 million of unamortized goodwill on our balance sheet, which represented 12.4% of our total assets. We are not permitted to amortize goodwill under the U.S. accounting standards and instead are required to review goodwill at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We determined that goodwill was not impaired for the fiscal year ended December 31, 2005. Although it does not affect our cash flow, a write-off in future periods of all or a part of our goodwill would hurt our operating results and net worth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill Impairment."

We will incur increased costs as a result of recent regulatory initiatives, which may adversely affect our profitability and liquidity.

        As a result of recent regulatory initiatives, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (the "SEC") and the Nasdaq National Market, have imposed additional reporting and corporate governance practices on public companies. We expect that our legal and financial compliance costs will increase and that a significant portion of management's time will be diverted to comply with these rules. For example, we are evaluating our internal controls systems in accordance with Section 404 of the Sarbanes-Oxley Act. If we do not adequately comply with or implement the requirements of Section 404 in a timely manner, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors' confidence in our company, and could cause our stock prices to fall. These new rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Significant increases in raw material costs could increase our operating costs significantly and harm our profitability.

        We purchase raw materials, including lumber, siding and roofing and other products to perform periodic refurbishments to maintain physical conditions of our units. We also maintain a truck fleet to deliver units to and return units from our customers. During periods of rising prices for raw materials or oil, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our operating costs and may not be able to pass price increases through to our customers in a timely manner, which could reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

        We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Generally, we do not have any long term purchase contracts with any third-party supplier. If these third parties do not timely complete our orders, or do not properly manufacture our products, our reputation and financial condition could be harmed. In addition, we may not be able to negotiate arrangements with these third parties on acceptable terms, if at all.

Risks Related to our Substantial Indebtedness

Our substantial debt could harm our financial health and may otherwise restrict our activities.

        We have a substantial amount of debt. As of December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions, we would have had approximately $821.0 million of indebtedness. See "Description of Indebtedness."

        Our substantial debt could have important consequences to you. For example, it:

  •
  makes our company more vulnerable to general adverse economic and industry conditions;

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  limits our ability to obtain additional financing for future working capital, capital expenditures, strategic acquisitions and other general corporate requirements;

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  requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

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  limits our flexibility in planning for, or reacting to, changes in our business; and

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  places us at a competitive disadvantage compared to any competitors that have less debt.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility permit us to incur a substantial amount of additional debt. As of December 31, 2005, on a pro forma basis after giving effect to the the 2006 Financing Transactions, we would be permitted to borrow an additional $265.5 million of indebtedness under the Amended and Restated Credit Facility. Accordingly, this additional indebtedness could further exacerbate all the risks described above.

A substantial portion of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates.

        Our substantial indebtedness exposes us to interest rate increases because a substantial portion of our indebtedness is at variable rates. The interest rates under the Amended and Restated Credit Facility will be reset at varying periods. These periodic adjustments could expose our operating results and cash flows to periodic fluctuations. Our annual debt service obligations will increase by $3.6 million per year for each 1% increase in the average interest rate we pay, based on the balance of variable rate debt outstanding at December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions.

        We may use interest rate hedging arrangements and swap agreements to limit our exposure to interest rate volatility based upon management's judgment. If we enter into these arrangements, we will incur certain risks, including that our hedging or swap transactions might not achieve the desired effect in eliminating the impact of interest rate fluctuations, or that counterparties may fail to honor their obligations under these arrangements. As a result, these arrangements may not be effective in reducing our exposure to interest rate fluctuations. This could reduce our net income and require us to modify our hedging strategy.

The indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility contain various covenants that limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

        The indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements include covenants relating to limitations on:

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  dividends on, and redemptions and repurchases of, capital stock,

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  liens and sale-leaseback transactions,

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  loans and investments,

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  debt and hedging arrangements,

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  mergers, acquisitions and asset sales,

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  transactions with affiliates, and

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  changes in business activities conducted by us and our subsidiaries.

In addition, the Amended and Restated Credit Facility requires us, under certain circumstances, to maintain certain financial ratios. It also limits our ability to make capital expenditures. See "Description of Indebtedness."

        If we fail to comply with the restrictions of the indenture governing the 8.5% Notes or the terms of the Amended and Restated Credit Facility or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

Our debt service requires a significant amount of cash. We may not be able to generate sufficient cash flow to meet both our debt obligations and other requirements or obligations. This could lead us to take actions, such as reducing capital expenditures or other investments or asset sales. These actions may limit our flexibility to grow our business and to take advantage of business opportunities.

        To service our debt, we require a significant amount of cash. After giving effect to the 2006 Financing Transactions assuming they had occurred on December 31, 2005 and that the interest rate on our variable rate indebtedness remains unchanged, our debt service requirements for the year ending December 31, 2006 would be approximately $66.3 million. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our operating performance, cash flow and capital resources may not be sufficient for payment of our debt in the future. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions, and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

  •
  economic and competitive conditions affecting the modular and portable space industry;

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  operating difficulties, increased operating costs or pricing pressures we may experience; and

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  a decline in the resale value of our units.

        At December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions, the aggregate amount of indebtedness of our company would have been $821.0 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital investments, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, the terms of such transaction may not be satisfactory and such transaction may not be completed in a timely manner. In addition, these actions may limit our flexibility to grow our business and to take advantage of business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risks Related to this Offering

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

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  our operating performance and the performance of our competitors and other similar companies;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

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  changes in general economic conditions;

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  the number of shares to be publicly traded after this offering;

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  actions of our current stockholders, including sales of common stock by our directors and executive officers and our significant equity owners;

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  the arrival or departure of key personnel;

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  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

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  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.

Because the public offering price per share is expected to be substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

        The public offering price of the shares of common stock is expected to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock, which would have been $2.96 as of December 31, 2005 after giving effect to the 2006 Financing Transactions. As a result, if we were liquidated for book value immediately following this offering, you would experience immediate and substantial dilution of $23.28 per share of common stock. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See "Dilution."

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

        Based on the number of shares outstanding as of April 15, 2006, upon consummation of this offering, we expect to have outstanding approximately 42,574,288 shares of common stock (or approximately 42,638,082 shares if the underwriters exercise their over-allotment option in full). Of these shares, approximately 25,863,774 shares of common stock (or approximately 27,166,922 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction in the public market, unless held by our affiliates. Following this offering, the holders of approximately 3,295,426 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144(k) under the Securities Act of 1933 (the "Securities Act"). In addition, subject to certain specified restrictions, the holders of approximately 13,415,088 shares of common stock (or approximately 12,175,736 shares if the underwriters exercise their over-allotment option in full) will be entitled to dispose of their shares following the expiration of an initial 90-day "lock-up" period pursuant to the volume and other restrictions of Rule 144. See "Underwriting." We have granted registration rights to our significant stockholders, including related parties of The Cypress Group L.L.C., Keystone Group, L.P. and Odyssey Investment Partners, LLC. These holders have the right subject to some conditions to require us to file registration statements covering approximately 15,907,324 shares of our common stock (or approximately 14,667,971 shares if the underwriters exercise their over-allotment option in full), or to include those shares in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradeable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, options to purchase 3,088,771 shares of common stock and restricted stock units in respect of 2,812 shares of common stock, which were issued under our stock award plans, were outstanding as of April 15, 2006. We have filed registration statements under the Securities Act registering approximately 7,147,000 shares of our common stock reserved for issuance under our employee equity award plans. See "Shares Available for Future Sale."

Delaware law and our amended and restated certificate of incorporation and by-laws contain certain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

        Our amended and restated certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions include a classified board, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders' nominations of directors and proposals of topics for consideration at meetings of stockholders. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our stock. See "Description of Common Stock."

TRADEMARKS

        We own a number of trademarks important to our business, including Williams Scotsman® and Williams Scotsman [and design]®.

INDUSTRY AND MARKET DATA

        Industry data and certain other statistical information used throughout this prospectus or incorporated herein by reference are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. Although we believe these sources are reliable, we have not independently verified the information provided by such sources.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions included or incorporated by reference in this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks discussed in "Risk Factors" as well as risks associated with:

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  substantial leverage and our ability to service debt;

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  changing market trends in the modular space industry;

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  general economic and business conditions including a prolonged or substantial recession;

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  our ability to finance fleet and branch expansion and to locate and finance acquisitions;

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  our ability to implement our business and growth strategy and maintain and enhance our competitive strengths;

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  our ability to obtain financing for general corporate purposes;

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  intense industry competition;

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  availability of key personnel;

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  industry over-capacity; and

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  changes in, or the failure to comply with, government regulations.

        As a result of these uncertainties, you should not place undue reliance on these forward-looking statements. All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

2005 REFINANCING TRANSACTIONS

        We consummated our initial public offering of shares of our common stock and received aggregate net proceeds of approximately $223 million in 2005. In connection with our initial public offering:

  •
  Williams Scotsman issued $350 million aggregate principal amount of the Original 8.5% Notes on September 29, 2005.

  •
  Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 9.875% Notes at a cash purchase price of 100.5% of their principal amount plus accrued and unpaid interest, and the holders of the 9.875% Notes were asked to consent to a supplemental indenture that removed substantially all restrictive covenants relating to the 9.875% Notes. Williams Scotsman executed and delivered the supplemental indenture setting forth the amendments to the indenture governing the 9.875% Notes, which eliminated substantially all of the restrictive covenants of such indenture. On September 29, 2005, in connection with the tender offer for the 9.875% Notes, Williams Scotsman accepted for payment and purchased $521.0 million principal amount of the 9.875% Notes. On October 31, 2005, Williams Scotsman redeemed the remaining outstanding 9.875% Notes in the principal amount of approximately $29.0 million at a redemption price of 100% of the principal amount plus accrued and unpaid interest to October 31, 2005, the redemption date.

  •
  Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 10.0% Notes at a cash purchase price of 109.522% of their principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes were asked to consent to a supplemental indenture that removed substantially all restrictive covenants relating to the 10.0% Notes. Williams Scotsman executed and delivered a supplemental indenture setting forth the amendments to the indenture governing the 10.0% Notes. On September 29, 2005, in connection with the tender offer for the 10.0% Notes, Williams Scotsman accepted for payment and purchased $148.2 million principal amount of the 10.0% Notes (representing approximately 98.80% of the $150.0 million of aggregate principal amount of 10% Notes originally issued).

        In addition, on June 28, 2005, Williams Scotsman entered into the Amended and Restated Credit Facility that refinanced or extended the maturity of the indebtedness under the Prior Credit Facility, lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility. The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million. See "Description of Indebtedness—Amended and Restated Credit Facility" for a description of the terms of the Amended and Restated Credit Facility.

        We used the proceeds from the offering of the Original 8.5% Notes, together with the proceeds to us from our initial public offering and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of 2,101,724 shares of common stock in this offering, after deducting underwriting discounts and commissions and related offering expenses, will be approximately $50.9 million. We also expect to receive an exercise price of approximately $1.6 million from the management selling stockholders in connection with their exercise of stock options.

        We intend to use the net proceeds from this offering and the exercise price from our management selling stockholders to repay a portion of our outstanding indebtedness under the revolving credit facility of the Amended and Restated Credit Facility and to pay transaction fees and expenses. We used approximately $95.9 million of the net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our outstanding indebtedness under the revolving credit facility of our Amended and Restated Credit Facility and pay related transaction fees and expenses.

        We will not receive any proceeds from the sale of the shares offered by the selling stockholders. In the aggregate, the selling stockholders will receive approximately $163.8 million of the net proceeds of this offering or approximately $196.2 million if the underwriters exercise their over-allotment option in full.

        The following table sets forth estimated sources and uses of funds in connection with this offering and the offering of the Additional 8.5% Notes:

(dollars in thousands)

Sources of Funds
Gross proceeds to us from this offering	$56,806

Gross proceeds from the offering of the Additional 8.5% Notes	$101,750

Total sources	$158,556

Uses of Funds
Repayment of indebtedness under the Amended and Restated Credit Facility(1)	$150,149
Underwriters' discount, transaction fees and expenses(2)	$8,407

Total uses	$158,556

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures on April 12, 2011. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. On a pro forma basis after giving effect to the 2006 Financing Transactions, as of December 31, 2005, $364.0 million of borrowings under the Amended and Restated Credit Facility would have been outstanding. The indebtedness under the Amended and Restated Credit Facility that was or would be repaid was used for working capital and other general corporate purposes. See "Description of Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
Includes estimated underwriters' discount, transaction fees and legal, accounting and other costs payable in connection with this offering and the offering of the Additional 8.5% Notes.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. See also "Description of Common Stock." In addition, the Amended and Restated Credit Facility and the indenture for the 8.5% Notes contain restrictions on the amounts of dividends that Williams Scotsman can pay us.

PRICE RANGE OF COMMON STOCK

        Our common stock has been publicly traded on the Nasdaq National Market under the symbol "WLSC" since September 20, 2005. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the Nasdaq National Market.

	Low	High
Year Ended December 31, 2005
Third Quarter 2005	$15.75	$16.11
Fourth Quarter 2005	$14.51	$17.31
Year Ended December 31, 2006
First Quarter 2006	$17.38	$25.05
Second Quarter 2006 (through May 10, 2006)	$22.64	$26.88

        As of April 15, 2006, there were 40,156,358 shares of our common stock issued and outstanding. As of March 6, 2006, we had 129 stockholders of record. On May 10, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $26.85 per share.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis, after giving effect to the amendment to the Amended and Restated Credit Facility, the receipt of the net proceeds of approximately $95.9 million from the offering of the Additional 8.5% Notes and the net proceeds of approximately $52.5 million from this offering, which is based upon the price of $26.25 per share and the exercise price of stock options of approximately $1.6 million, and the application of the net proceeds described in "Use of Proceeds."

        You should read this table in conjunction with "Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data," "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus and other financial information incorporated herein by reference.

	As of December 31, 2005
	Actual	Pro forma
	(dollars in thousands)
Cash	$469	$469

Indebtedness:
Amended and Restated Credit Facility(1)	$514,150	$364,001
10.0% Notes	1,800	1,800
8.5% Notes(2)	350,000	451,750
Capital leases	3,496	3,496

Total Indebtedness	869,446	821,047

Stockholders' equity:
Common stock (actual, $0.01 par value, authorized 200,000,000 shares, issued 51,869,427 shares; pro forma, $0.01 par value, authorized 200,000,000 shares, issued 54,287,357 shares)	519	543
Additional paid-in capital	471,406	523,916
Retained earnings	51,846	51,846
Accumulated other comprehensive income	16,908	16,908

	540,679	593,213
Less treasury stock—(actual, 12,597,848 common shares; pro forma, 12,597,848 common shares) at cost	(295,938)	(295,938)

Total stockholders' equity	244,741	297,275

Total capitalization	$1,114,187	$1,118,322

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures on April 12, 2011. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
Williams Scotsman issued approximately $350 million aggregate principal amount of Original 8.5% Notes in September 2005. In addition, Williams Scotsman completed an offering of $100 million Additional 8.5% Notes on April 18, 2006. The 8.5% Notes are senior unsecured indebtedness and mature on October 1, 2015. See "Description of Indebtedness—8.5% Notes" for a description of the terms of the 8.5% Notes.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering.

        Our pro forma net tangible book value as of December 31, 2005, after giving effect to the 2006 Financing Transactions other than giving effect to this offering, was $71.2 million, or $1.81 per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders' equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of common stock in this offering and the effect on stockholders' equity (deficit) of this offering and applying our estimated net proceeds, our adjusted pro forma net tangible book value at December 31, 2005 would have been $123.7 million, or $2.96 per share. This represents an immediate increase in net tangible book value of $1.15 per share to our existing stockholders and an immediate dilution of $23.28 per share to new stockholders purchasing shares of common stock in this offering. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates this dilution per share:

Public offering price per share of common stock		$26.25
Pro forma net tangible book value per share as of December 31, 2005	$1.81
Increase in net tangible book value per share attributable to new investors	1.15

Pro forma net tangible book value per share after this offering		2.96

Dilution per share to new investors		$23.28

        The following table summarizes, after giving effect to this offering, as of December 31, 2005, the total number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing shareholders and by new investors.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	39,271,579	94.2%	$453,162,044	87.71%	$11.54
New investors	2,417,930	5.8%	63,470,662	12.29%	$26.25

Total	41,689,509	100.0%	$516,632,706	100.0%

        In addition, as of April 15, 2006 we had outstanding options to purchase 3,088,771 shares of common stock with a weighted average exercise price of $10.14, and restricted stock units in respect of 2,812 shares of our common stock. To the extent any outstanding options are exercised or any additional options or other equity awards are granted and/or exercised, there may be additional economic dilution to new investors.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following tables present our unaudited pro forma condensed consolidated financial information as of December 31, 2005 and for the year ended December 31, 2005.

        The unaudited pro forma financial information gives effect to the following transactions, as applicable:

  •
  the offering of the Original 8.5% Notes;

  •
  entering into the Amended and Restated Credit Facility;

  •
  our initial public offering;

  •
  the application of the net proceeds from the offering of the Original 8.5% Notes, the net proceeds from our initial public offering and the borrowings under the Amended and Restated Credit Facility to refinance a portion of the indebtedness under the Prior Credit Facility, repurchase or redeem all of the 9.875% Notes, repurchase the 10.0% Notes that were tendered in the tender offer therefor, pay redemption or premium costs and payment of interest and transaction fees and expenses in 2005;

  •
  the amendment to the Amended and Restated Credit Facility;

  •
  the offering of the Additional 8.5% Notes and the application of the net proceeds therefrom to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility and pay transaction fees and expenses; and

  •
  this offering and the application of net proceeds to us from this offering, to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility and pay transaction fees and expenses.

        The unaudited pro forma balance sheet as of December 31, 2005 gives effect to the 2006 Financing Transactions as if they had occurred on December 31, 2005. The unaudited pro forma condensed consolidated statement of operations for year ended December 31, 2005 gives effect to the 2005 Refinancing Transactions and the 2006 Financing Transactions as if they had occurred as of January 1, 2005. On June 28, 2005, we entered into our Amended and Restated Credit Facility. As a result of this transaction, we recorded deferred financing costs of approximately $9.9 million that has been paid as of December 31, 2005. Also, as a result of this transaction, we recorded a charge of $3.2 million net of taxes of $2.0 million related to the write-off of deferred debt financing costs for the year ended December 31, 2005. In addition, on September 29, 2005, we recorded an additional charge of $15.5 million, net of income taxes of $10.0 million, related to the write-off of deferred debt financing costs, prepayment costs, premiums, and unamortized discounts associated with the remaining debt to be extinguished in the 2005 Refinancing Transactions. Because these charges are directly related to the 2005 Refinancing Transactions rather than our continuing operations, we have not given effect to them in the unaudited pro forma condensed consolidated statements of operations.

        Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the above transactions had been consummated as described above, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes included elsewhere in this prospectus and other financial information incorporated herein by reference.

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
As of December 31, 2005

	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Assets
Cash	$469	$—		$469
Trade accounts receivable, net of allowance for doubtful accounts of $812	94,661	—		94,661
Prepaid expenses and other current assets	46,630	—		46,630
Rental equipment, net of accumulated depreciation of $282,730	944,629	—		944,629
Property and equipment, net	81,177	—		81,177
Deferred financing costs, net	18,042	4,135	(1)	22,177
Goodwill	171,166	—		171,166
Other intangible assets, net	2,369	—		2,369
Other assets	21,477	—		21,477

Total assets	$1,380,620	$4,135		$1,384,755

Liabilities and stockholders' equity
Accounts payable	$60,685	$—		$60,685
Accrued expenses and other current liabilities	41,107	—		41,107
Rents billed in advance	23,621	—		23,621
Revolving credit facility	364,150	(150,149	)(2)	214,001
Long-term debt, net	505,296	101,750	(3)	607,046
Deferred income taxes	141,020	—		141,020

Total liabilities	1,135,879	(48,399)		1,087,480

Stockholders' equity:
Preferred stock, $.01 par value; authorized 20,000,000 shares; no shares issued or outstanding	—	—		—
Common stock, $.01 par value; authorized 200,000,000 shares; issued 51,869,427 shares	519	24	(4)	543
Additional paid-in capital	471,406	52,510	(4)	523,916
Retained earnings	51,846	—		51,846
Accumulated other comprehensive income	16,908	—		16,908

	540,679	52,534		593,213
Less treasury stock—12,597,848 common shares at cost	(295,938)	—		(295,938)

Total stockholders' equity	244,741	52,534		297,275

Total liabilities and stockholders' equity	$1,380,620	$4,135		$1,384,755

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31, 2005
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
Revenues
Leasing	$247,713	$—		$247,713
Sales:
New units	128,244	—		128,244
Rental equipment	37,530	—		37,530
Delivery and installation	135,715	—		135,715
Other	43,256	—		43,256

Total revenues	592,458	—		592,458

Cost of sales and services
Leasing:
Depreciation and amortization	$52,614	$—		$52,614
Other direct leasing costs	59,932	—		59,932
Sales:
New units	105,377	—		105,377
Rental equipment	28,909	—		28,909
Delivery and installation	115,730	—		115,730
Other	11,290	—		11,290

Total costs of sales and services	373,852	—		373,852

Gross profit	218,606	—		218,606

Selling, general and administrative expenses	96,968	—		96,968
Other depreciation and amortization	16,618	—		16,618
Interest expense	91,203	(24,283	)(5)	66,920
Loss on early extinguishment of debt	30,678	(30,678	)(7)	—

Total operating expenses	235,467	(54,961)		180,506

Income (loss) before income taxes	(16,861)	54,961		38,100
Income tax expense (benefit)	(6,537)	21,545	(6)	15,008

Net income (loss)	$(10,324)	$33,416	(7)	$23,092

Pro forma basic net income per share(8)				$0.77

Shares used in computing pro forma basic net income per share(8)				30,181,254

Pro forma basic diluted net income per share(8)				$0.73

Shares used in computing pro forma diluted net income per share(8)				31,424,806

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Statements

(1)
Represents the recording of debt issuance costs of approximately $4.1 million related to the 2006 Financing Transactions.

(2)
Represents the repayment of a portion of the outstanding indebtedness under the revolving credit facility using proceeds from the offering of the Additional 8.5% Notes and this offering.

(3)
Represents the indebtedness under the Additional 8.5% Notes.

(4)
Represents the issuance of 2,101,724 shares of common stock for total gross proceeds of $55.2 million, the receipt of the stock option exercise price of approximately $1.6 million from the management selling stockholders, the payment of estimated fees and expenses assumed to be $4.3 million related to this offering, and the application of net proceeds as set forth in "Use of Proceeds."

(5)
Reflects the effect on interest expense from the following debt transactions (in thousands):

Year Ended December 31, 2005
Deductions to historical interest expense:
Pro forma interest expense related to indebtedness repaid or extinguished with proceeds from the offering of the Original 8.5% Notes, the initial public offering and indebtedness under the Amended and Restated Credit Facility	$(22,585)
Pro forma interest expense related to the indebtedness repaid with proceeds from this offering and the 2006 Financing Transactions	(10,595)
Additions to historical interest expense:
Pro forma interest expense on the Additional 8.5% Notes, the proceeds of which were used to repay a portion of the outstanding indebtedness under the existing revolving credit facility	8,323
Pro forma amortization of debt issuance costs on the 2006 Financing Transactions	574

Net pro forma decrease to historical interest expense	$(24,283)

  Had interest rates been 0.125% higher during the year ended December 31, 2005 the pro forma interest expense would increase by $237.

(6)
The effective tax rate applied to the pro forma adjustments is 39.25%, the combined U.S. statutory Federal and effective state income tax rate at December 31, 2005.

(7)
The above pro forma results do not give effect to the loss related to the debt extinguishment costs including the write-off of deferred financing costs, prepayment costs, premiums and unamortized discounts associated with the 2005 Refinancing Transactions.

(8)
Pro forma basic net income per share is computed by dividing pro forma net income by the pro forma weighted average number of shares outstanding for the period. Pro forma diluted net income per share is computed by dividing net income by the weighted average number of diluted shares outstanding for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto and other financial information included in this prospectus or incorporated herein by reference. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

Business Overview

        We derive our revenues and earnings from the leasing and sale of modular space and storage units, delivery and installation of those units and the provision of other ancillary products and services. Leasing operations, which primarily comprise the leasing of modular space units and the sale of used units from our lease fleet, account for a majority of our revenues and gross profits. To maintain the value of our units, we perform periodic refurbishments to our fleet. Additionally, used modular space units are sold from our lease fleet in the ordinary course of business at either fair market value or, to a lesser extent, pursuant to pre-established lease purchase options. The sale of rental units results in the availability of the total cash proceeds received and is reported as a cash flow from investing activities and generally results in the reporting of gross profit on such sales. New unit sales revenues are derived from the sale of new modular space and portable storage units, similar to those units leased by us. Revenues from delivery and installation result from activities related to the transportation and installation of and site preparation for both leased and sold products. Other revenues are derived from other products and services including: rental of steps, furniture, ramps and security systems, sales of parts and supplies, and charges for granting insurance waivers.

        Beginning in the second half of 2004, we have seen improvements in our market place. Prior to the second half of 2004, our business was adversely impacted by overall soft economic conditions over the past several years, which affected our construction customers primarily, and state budget issues in certain parts of the country that have affected our education customers. Although a portion of our business is with customers in industries that are cyclical in nature and/or subject to changes in general economic conditions, we believe that certain characteristics of the modular space and portable storage industries and our operating strategies helped us to limit our exposure to the recent economic downturn. These characteristics include our typical lease terms, which include contractual provisions requiring customers to retain units on lease for, on average, 15 months, and the fact that units on rent have an average lease duration of 27 months; the flexibility and low cost offered to our customers by leasing which may be an attractive alternative to capital purchases; our ability to redeploy units during regional recessions; the diversity of our industry exposure; and the geographic balance of our operations.

        In the ordinary course of business, we acquire leasing and related businesses. On February 17, 2006, we acquired American Homes Internacional, S.A. de C.V., a Monterrey, Mexico-based company that leased and sold mobile office units, for a purchase price of $5.2 million. This purchase resulted in the acquisition of approximately 300 units and the related customer base. On February 24, 2005, we acquired Mobile Space, Inc., a Chicago-based company that leased and sold modular space units for a purchase price of $4.8 million. This purchase resulted in the acquisition of approximately 640 units and the related customer base. On November 17, 2004, we purchased the modular space leasing business of J. Leo Chartrand Inc., a Montreal-based Canadian company. The purchase price was approximately $1.9 million and the transaction added approximately 160 units. On July 28, 2004, we, through Williams Scotsman's 100% owned subsidiary, Williams Scotsman Europe, S.L., acquired an 8.5% minority interest in Wiron Construcciones Modulares, S.A., headquartered in Parla, Spain, for approximately $4.7 million, which includes acquisition-related costs. Wiron Construcciones Modulares, S.A. is one of the largest modular space providers in Spain with branches located in all major cities throughout the country.

        On March 26, 2004, we acquired nearly 3,800 modular Division of State Architect ("DSA") classroom units located in the State of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. The assets were acquired using available funds under our revolving credit facility. The acquisition included the purchase of units, equipment associated with these classroom units as well as rights under all outstanding leases related to these classroom units and certain other assets. We did not acquire employees, physical facilities, sales force, or other business related items. In addition, the customer base, which is primarily public and private educational institutions in the State of California, is similar to, and in many cases duplicative of, our existing customer base. As a result, we consider the purchase of these assets an asset purchase rather than an acquisition of a business. The average age of the units when acquired was approximately 6 years while the remaining depreciable lives ranged from 2 to 19 years with an average remaining life of approximately 14 years.

        In the fourth quarter of 2003, we implemented a strategic initiative to dispose of selected rental units in our lease fleet which we determined no longer merited further investment. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, we planned to sell to one or more buyers approximately 2,900 units. As of December 31, 2005, we have sold 97% of the selected rental units and the remaining net book value of such units amounts to less than $0.1 million. See Note 11 of the Notes to Audited Consolidated Financial Statements for further discussion.

        During 2005, we completed an initial public offering of shares of our common stock. Net proceeds of the initial public offering to us were approximately $223.1 million. In connection with the initial public offering, Williams Scotsman, entered into an Amended and Restated Credit Facility in June 2005, which was amended on April 12, 2006. The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures in 2011. Williams Scotsman also issued $350 million aggregate principal amount of Original 8.5% Notes maturing in 2015. We used the net proceeds received from the initial public offering, together with the proceeds from the offering of the Original 8.5% Notes and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes due 2007, repurchase the 10.0% Notes due 2008, pay premium costs, accrued interest and transaction fees and expenses. On April 18, 2006, Williams Scotsman also issued $100 million aggregate principal amount of the Additional 8.5% Notes. We used the net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our outstanding indebtedness under the revolving credit facility of our Amended and Restated Credit Facility and pay related transaction fees and expenses.

        The following table shows the percentage of total revenues represented by the key items included in our statements of income. Certain amounts may not add due to rounding.

	Fiscal Year Ended December 31,
	2003	2004	2005
Revenues:
Leasing	49.1%	44.8%	41.8%
Sales:
New units	16.4	17.3	21.7
Rental equipment	4.8	5.9	6.3
Delivery and installation	21.0	23.3	22.9
Other	8.7	8.7	7.3

Total revenues	100.0	100.0	100.0

Cost of sales and services:
Leasing:
Depreciation and amortization	11.3	9.8	8.9
Other direct leasing costs	10.5	10.4	10.1
Sales:
New units	13.6	14.6	17.8
Rental equipment	3.8	4.6	4.9
Delivery and installation	18.1	20.3	19.5
Other	1.9	1.9	1.9

Total costs of sales and services	59.2	61.6	63.1

Gross profit	40.8	38.4	36.9

Selling, general and administrative expenses	17.5	16.8	16.4
Other depreciation and amortization	3.2	3.0	2.8
Interest	20.0	18.6	15.4
Loss on early extinguishment of debt	—	—	5.2
Held for sale impairment charge	4.4	—	—

Total operating expenses	45.1	38.4	39.8

Income (loss) before income taxes	(4.3)	0.0	(2.9)
Income tax expense (benefit)	(1.6)	0.7	(1.1)

Net loss	(2.7)%	(0.7)%	(1.8)%

Results of Operations

2005 Compared With 2004

        Revenues for the year ended December 31, 2005 were $592.5 million; a $94.5 million or 19.0% increase from revenues of $497.9 million in the same period of 2004. The increase resulted from a $24.8 million or 11.1% increase in leasing revenue, $41.9 million or 48.5% increase in sales of new units, a $19.6 million or 16.9% increase in delivery and installation revenue, and an $8.2 million or 27.8% increase in sales of rental equipment, from the same period in 2004. The 11.1% increase in leasing revenue for the year ended December 31, 2005, as compared to the same period of 2004, resulted from an average increase of approximately 4,100 units on rent and a $13 increase in the average monthly rental rate for the year ended December 31, 2005 from $250 to $263. The increase in units on rent is attributable to overall business improvement, continued strength in the southeast region of the United States and our Canadian business, increased demand for our portable storage product, and the contribution from fleet acquisitions since last year. The $13 increase in the average monthly rental rate was primarily a result of rental rate increases during 2004 and 2005, positive changes in the mix of units on rent for the comparable periods and continued price improvement in the Canadian region. Average fleet utilization of approximately 81% for the year ended December 31, 2005 was up approximately 1.4 percentage points from the same period of the prior year. The 48.5% increase in sales of new units is primarily attributable to an increase of sales, in particular, in the western and southern regions of the country primarily related to sales of classroom units as well as sales under U.S. military contracts and hurricane recovery related sales. The increase in delivery and installation revenue of 16.9% is largely due to increased units on rent for the year ended December 31, 2005 as compared to the same period of 2004 as well as an increase in sales activity discussed previously. The increase in sales of rental units of 27.8% was primarily due to the sale of rental units in the Central Southwest regions of the country as a result of hurricane recovery activity experienced during the second half of 2005 as well as sales of units in the western regions of the country.

        Overall gross profit for the year ended December 31, 2005 was $218.6 million; a $27.8 million or 14.6% increase from the year ended December 31, 2004. Total gross margin percentage for the year ended December 31, 2005 was 36.9% as compared to 38.4% for the same period of 2004. In addition to factors described below, the decrease in overall gross margin percentage was impacted by a heavier mix of lower margin sales revenue. Leasing gross profit margin increased $13.0 million from the same period in 2004 while leasing gross profit margin percentage decreased by approximately 0.3%. The decrease in gross profit margin percentage was a result of a 15.8% increase in direct leasing costs for fleet refurbishment and maintenance related to increased utilization and an increase in depreciation expense from fleet growth. Gross profit margin and gross profit margin percentage related to new unit sales increased $9.4 million and 2.2%, respectively, primarily due to higher margins on sales in Canada and sales of certain modular building projects during the year ended December 31, 2005 as compared to the same period in the prior year. Delivery and installation gross margin increased $4.9 million for year ended December 31, 2005 primarily as a result of increased delivery and installation revenue discussed above. Delivery and installation gross profit margin percentage increased approximately 1.8% which is primarily attributable to the increased margins on related sales of new and rental units during the year ended December 31, 2005 as well as higher margins on certain modular building projects in 2005 as compared to 2004. Gross profit margin and gross profit margin percentage from sales of rental units increased by $2.2 million and 1.0%, respectively. Gross profit margin increased primarily as a result of the increased revenues discussed above, while the increase in gross profit margin percentage was primarily the result of the change in mix of rental units sold as compared to the same period of 2004. Gross profit margin from other revenues decreased $1.7 million while gross profit margin percentage from other revenues decreased 3.9% from the same period in 2004, primarily as a result of $3.3 million of revenue in 2004 representing the realized gain from the involuntary conversion of assets impacted by hurricanes in the southeast region of the country as well as a $1.7 million charge in 2005 related to our estimate of losses related to the impact of recent hurricanes, partially offset by final settlement of 2004 hurricane insurance proceeds of approximately $0.7 million.

        Selling, general and administrative expenses for the year ended December 31, 2005 increased by approximately $13.6 million or 16.3% to $97.0 million from $83.4 million in the same period of 2004. During September 2005, we recorded approximately $2.4 million of additional stock compensation expense related to the acceleration of options vesting as a result of our initial public offering. Excluding stock compensation expense, selling, general and administrative expenses increased $9.8 million or 11.8%. This increase is primarily associated with increased employee, facility, and marketing related costs, as well as increases in the allowance for uncollectible accounts primarily to support or related to the growth of our revenues discussed above. These increases were partially offset by favorable insurance experience for the period and the recording of a charge of approximately $0.9 million in 2004 resulting from the write-off of deferred costs in connection with the suspension of negotiations related to a European acquisition target.

        Interest expense decreased by 1.3% to $91.2 million for the year ended December 31, 2005 from $92.4 million in the same period in 2004. This decrease is primarily related to the amortization of our deferred financing costs decreasing $1.5 million and our total average debt decreasing $8.4 million. These decreases are partially offset by an increase in our effective interest rate of approximately 10 basis points over the same period of 2004. The decrease in the average debt balance is primarily the result of our initial public offering during the third quarter of 2005 as well as the refinancing of our debt which included entering into the Amended and Restated Credit Facility in June of 2005 and the repurchase or redemption of our 9.875% and 10% Notes during September 2005 and the issuance of the 8.5% Notes. As a result of these refinancing transactions, we recorded a loss on the early extinguishment of debt of $30.7 million resulting in the write-off of deferred financing costs of $12.5 million and prepayment costs, premiums and unamortized discounts of $18.2 million associated with the redemption of the 9.875% and 10% Notes.

        For the year ended December 31, 2005 and 2004, we recorded an income tax benefit of $6.5 million and income tax expense of $3.6 million, respectively. Our effective tax rate for the year ended December 31, 2005 was 38.8%. Our effective tax rate for the year ended December 31, 2004 was impacted by a $2.5 million charge related to a change in the estimate of the future effects of state income taxes on deferred income tax balances resulting from a change in the estimated income apportionment among states in which we do business. In addition, the effective income tax rate differs from the U.S. Federal statutory income tax rate principally because we have not recognized a benefit for NOL carryforwards generated from our operations in Mexico and Europe due to uncertainties surrounding their ultimate realization.

2004 Compared With 2003

        Revenues for the year ended December 31, 2004 were $497.9 million, a $62.3 million or 14.3% increase from revenues of $435.6 million in the same period of 2003. The increase resulted from a $24.8 million or 27.1% increase in delivery and installation revenues, a $14.7 million or 20.5% increase in sales of new units, an $8.9 million or 4.2% increase in leasing revenue, an $8.6 million or 41.6% increase in sales of rental equipment and a $5.3 million or 13.9% increase in other revenue from the same period of 2003. The increases in sales of new units and corresponding increase in delivery and installation revenues are largely due to continued growth in the education industry we serve, particularly in the southeast and west regions of the country. In addition, as a percentage of total revenue, delivery and installation revenues increased 2.3% from 2003. This is primarily attributable to increased modular construction site work activities, which are more time and labor intensive, in the northeast and south central regions of the country. The 4.2% increase in leasing revenue for the year ended December 31, 2004 resulted from an increase of approximately 3,000 units on rent, which includes our purchase of California classroom units in the first quarter 2004. Average fleet utilization of approximately 80% for the year ended December 31, 2004 was up approximately 3 percentage points from the same period of the prior year. Of this increase, 2.5% is attributed to the strategic initiative to dispose of selected rental units previously discussed. The average monthly rental rate for the year ended December 31, 2004 remained flat at $250 in comparison with the prior year. The average monthly rate for the fourth quarter of 2004 was $253 as compared to $247 in the fourth quarter of 2003. Increased used sales activity, particularly in the west and southeast regions of the country, resulted in increased sales of rental equipment for the year ended December 31, 2004 as compared to the same period of 2003. Other revenue, which includes income from various ancillary items, including steps, furniture, insurance waivers, ramps and other miscellaneous items, increased 13.9% in 2004 due primarily to the $3.3 million, net of damages relating to settlement of insurance claims, resulting from a series of hurricanes in the southeast region of the United States occurring during the third quarter of 2004 (see discussion below) and an increase in steps and ramp revenues. During the year ended December 31, 2003, other revenue included $1.0 million of profit related to the sale of a branch facility.

        Overall gross profit for the year ended December 31, 2004 was $190.8 million, a $12.9 million or 7.3% increase from the same period of 2003. Total gross margin percentage for the year ended December 31, 2004 was 38.4% as compared to 40.8% for the same period of 2003. In addition to the factors discussed below, the decrease in overall gross margin percentage was impacted by a heavier mix of lower margin sales revenue. Gross profit margin percentage from the sales of new units, and delivery and installation decreased by 1.5% and 0.6%, respectively, due primarily to overall competitive pricing pressures and lower margins on certain modular construction projects in the northeast region of the country. Gross profit margin from the sales of rental equipment increased by $2.1 million, primarily due to an increase in sales of rental equipment described above. Gross profit margin from other revenues increased by $3.9 million from 2003. Gross profit margin percentage related to other revenues decreased by 0.4%, primarily as a result of competitive pricing pressures related to the sale and leasing of ancillary products and offset by the insurance settlement discussed above. Leasing gross profit for the year increased by $3.1 million while leasing gross profit margin percentage was relatively flat as compared to the same period of 2003, primarily due to leasing revenue improvements described above, partially offset by increased maintenance and refurbishment costs.

        SG&A for the year ended December 31, 2004 increased approximately $7.1 million or 9.3% to $83.4 million from $76.3 million for the year ended December 31, 2003. This increase is primarily associated with increased employee-related costs, business insurance, marketing related and professional fees. Also, during the fourth quarter, we recorded a charge of approximately $0.9 million resulting from the write-off of deferred costs in connection with the suspension of negotiations related to a European acquisition target.

        During 2003, we implemented a strategic initiative to dispose of selected rental units in our lease fleet which were determined to no longer merit further investment. A $19.4 million impairment charge was recorded in 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). As of December 31, 2004, we have disposed of substantially all of these units. The effects on the financial statements for the year ended December 31, 2004 of disposing of these units was not material.

        During the third quarter of 2004, approximately 500 modular space and portable storage units, with a book value of approximately $3.4 million, were destroyed as a result of several hurricanes experienced in the southeast region of the United States. The majority of these units were not on rent. In addition, approximately 200 units as well as certain other company assets were damaged during the storms. The total costs related to these storms approximate $4.6 million. As of December 31, 2004, we have agreed to a preliminary settlement with our insurance companies of approximately $7.9 million to cover losses from these storms, of which, $5.0 million was received as of December 31, 2004. During the fourth quarter, we recorded in other revenue approximately $3.3 million representing the realized gain from the involuntary conversion of these assets.

        Interest expense for the year ended December 31, 2004 increased by $5.3 million or 6.0% to $92.4 million from $87.2 million in the same period of 2003 due primarily to the incremental interest expense incurred on the $150.0 million 10.0% Notes. The net proceeds of the 10.0% Notes were used to repay portions of the term loan and revolving credit facility debt under the Prior Credit Facility in August 2003. This incremental interest expense was partially offset by a $61.6 million or 17.2% decrease in the average credit facility debt over the same period of 2003. Also included in the 2003 interest expense was a write-off of deferred financing costs in the amount of $2.5 million.

        For the year ended December 31, 2004 and 2003, income tax expense (benefit) was $3.6 million and $(7.1) million, respectively. The increase in our effective tax rate for the year ended December 31, 2004 was impacted primarily by a change in the estimate of the future effects of state income taxes on deferred income tax balances resulting from a change in the estimated income apportionment among states in which we do business. The effective income tax rate also differs from the U.S. Federal statutory income tax rate because we have not recognized a benefit for NOL carryforwards generated from our operations in Mexico and Europe due to uncertainties surrounding their ultimate realization.

Seasonality

        Although demand from certain of our customers is somewhat seasonal, our operations as a whole are not seasonal to any significant extent.

Liquidity and Capital Resources

        We conduct virtually all of our business operations through Williams Scotsman. Accordingly, our only material sources of cash are dividends that are derived from earnings and cash flow generated by Williams Scotsman. Indebtedness of Williams Scotsman may limit or prohibit the payment of dividends to us. In particular, the Amended and Restated Credit Facility and the indenture for the 8.5% Notes contain restrictions on the amount of dividends that Williams Scotsman can pay us. To maintain the value of our lease fleet, which generates significant rental value, we perform periodic refurbishments to our fleet. The capital expenditures for such refurbishments are reflected in cash flow used in the investing activities but not in cash flow from operations. As a result, cash flow from operating activities should not be evaluated without also considering cash flow used in the investing activities, together with cash flow from financing activities and net loss.

        During 2003, 2004 and 2005, our principal sources of funds, other than our refinancing activities discussed below, consisted of cash flow from operating sources. Cash flow from operating activities of $74.2 million in 2003, $56.9 million in 2004 and $67.5 million in 2005 were largely generated by the rental of units from our lease fleet, the associated delivery and installation services from rental and sales activities and other products. The $10.6 million increase in cash flow from operating activities for the year ended December 31, 2005 from 2004 was primarily the result of increased earnings discussed above offset by increased expenditures for ancillary product inventories such as steps and ramps to support the growth in units on rent. In addition, cash flow from operating activities were impacted by an increase in accounts receivable activity, primarily as it relates to education customers, offset by increases in accounts payable and accrued expenses due to timing of payment.

        The $17.4 million decrease in cash flow from operating activities for the year ended December 31, 2004 from 2003 was substantially the result of increased receivables related to increased classroom related revenue, particularly in the west and southeast regions of the country, partially offset by an increase in payables and other accrued expenses. Revenues from education customers increased from 23% of total revenue in 2003 to 28% of total revenue in 2004. These customers are typically slower paying, resulting in the increased receivables. The increase in accounts payable and other accrued expenses resulted primarily from the timing of related payments. Other factors that contributed to the decrease in net cash provided by operating activities from 2003 to 2004 included increases in SG&A, and an increase in paid interest resulting from the incremental interest expense discussed above.

        Cash flow used in investing activities was $43.6 million in 2003, $102.9 million in 2004 and $115.3 million in 2005. Our primary capital expenditures are for the discretionary purchase of new units for the lease fleet and units purchased through acquisitions. In February 2005, we acquired Mobile Space Inc., a Chicago-based company that leased and sold modular space units. This purchase resulted in the acquisition of approximately 640 units with a purchase price approximating $4.8 million. In August 2004, we made an investment in a modular space company, headquartered in Spain, for approximately $4.7 million. In May 2003, we acquired for $3.2 million a Canadian company while in March 2004, we acquired nearly 3,800 modular classrooms located in the state of California for approximately $43.5 million. See Note 3 of the Notes to Audited Consolidated Financial Statements for further discussion of these acquisitions.

        The following table sets forth our investment in our lease fleet for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
	(Dollars in millions)
Capital expenditures for rental equipment:
Capital expenditures for lease fleet:
New units	$36.5	$63.4	$103.9
Betterments	16.8	16.5	35.9
Less: Proceeds from sale of used rental equipment	(20.7)	(29.4)	(37.5)

Net capital expenditure for lease fleet	32.6	50.5	102.3
Purchase of California classroom fleet	—	43.5	—
Purchase price allocated to fleet of acquired businesses	2.6	1.2	3.4

Net capital expenditures for rental equipment	$35.2	$95.2	$105.7

Other direct leasing costs included in the statement of operations	$45.7	$51.8	$59.9

We believe we can manage the capital requirements of our lease fleet, and thus our cash flow, through the careful monitoring of our lease fleet additions.

        Our maintenance and refurbishment program is designed to maintain the value of lease fleet units and realize rental rates and operating cash flows from older units comparable to those from newer units. The sale of rental equipment helps preserve the overall quality of our lease fleet and enhances cash flow. Generally, costs of improvements and betterments aggregating less than $1,000 per unit are expensed as incurred. Expenditures that significantly extend the economic useful life of a unit or that materially alter a unit's configuration are capitalized. Consistent with the increase in our fleet utilization discussed earlier, capitalized betterments for the year ended December 31, 2005 increased $19.4 millin from the same period of 2004.

        Other capital expenditures of $7.6 million, $8.1 million and $12.0 million in 2003, 2004 and 2005, respectively, consist of items not directly related to the lease fleet, such as branch buildings, land, equipment, leasehold improvements and management information systems.

        Net cash (used in) provided by financing activities was $(30.6) million in 2003, $46.2 million in 2004, and $47.4 million in 2005. Net cash used in financing activities for 2003 consisted largely of net repayments of our revolving credit facility debt and term loan under our then existing credit facility. Net cash provided by financing activities for 2004 consisted of additional net borrowings under our then existing revolving credit facility, which were used to supplement cash flow from operating activities in the funding of capital expenditures, as well as the $43.5 million California fleet purchase as described above. Net cash provided by financing activities for 2005 was primarily related to the results of our refinancing transactions and proceeds from our initial public offering discussed below.

        On September 23, 2005, we completed an initial public offering of 14,705,882 shares of common stock for $217.3 million (net of underwriting fees and other offering expenses of approximately $18.6 million). In addition, in connection with the initial public offering, 454,365 stock options were exercised by our management and sold, resulting in additional net proceeds of approximately $0.9 million. In addition, we recorded a tax benefit of $2.3 million related to the exercise of the stock options as additional paid-in capital. Proceeds of the initial public offering were used to reduce debt. Also, on October 18, 2005, we received approximately $6.0 million related to the exercise of over-allotment options by the underwriters to purchase 400,000 shares of our common stock, which was used to pay down borrowings under our Amended and Restated Credit Facility.

        On September 29, 2005, we issued $350.0 million of Original 8.5% Notes. We used the net proceeds of $340.9 million received from such offering together with the proceeds from our initial public offering and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes and repurchase $148.2 million of the 10.0% Notes. The repurchase or redemption of the 9.875% and 10.0% Notes was conducted through a tender offer and consent solicitation whereby we offered to purchase all outstanding 10.0% Notes at a cash price of 109.522% of the principal amount and all outstanding 9.875% Notes at a cash purchase price of 100.5% of the principal amount plus accrued and unpaid interest. On September 29, 2005, in connection with the tender offer, we purchased $148.2 million of the 10% Notes and $521.0 million of the 9.875% Notes and legally defeased all remaining outstanding 9.875% Notes. Approximately $25.5 million in deferred financing fees and premium costs related to the tender offer of the extinguished debt was expensed immediately and included in loss on early extinguishment of debt. See "2005 Refinancing Transactions."

        On April 18, 2006, Williams Scotsman issued $100 million aggregate principal amount of Additional 8.5% Notes. We used the net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our indebtedness under the revolving credit facility of our Amended and Restated Credit Facility and pay related transaction fees and expenses. We had $450 million aggregate principal amount of the 8.5% Notes outstanding after the offering of the Additional 8.5% Notes.

        The 8.5% Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain subsidiaries of Williams Scotsman. Willscot Equipment, LLC, a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the 8.5% Notes on a subordinated basis. None of our foreign subsidiaries of Williams Scotsman (other than our Canadian subsidiary) guarantee the 8.5% Notes. The 8.5% Notes are due on October 1, 2015, with interest payable semi-annually on April 1 and October 1 of each year. On October 1, 2010, the 8.5% Notes will become redeemable at our option, at a redemption price of 104.25% of the principal amount during the 12 month period beginning October 1, 2010 declining to 100.0% on October 1, 2013. See "Description of Indebtedness—8.5% Notes" and Note 6 of the Notes to the Audited Consolidated Financial Statements.

        On June 28, 2005, we entered into an Amended and Restated Credit Facility, the net proceeds of which were used to refinance our prior credit agreement. Approximately $5.2 million in deferred financing costs related to the prior credit facility were expensed immediately for the year ended December 31, 2005 and included in loss on early extinguishment of debt. On April 12, 2006, Williams Scotsman entered into an amendment to its Amended and Restated Credit Facility. The amendment permits the issuance of the Additional 8.5% Notes, extends the maturity of the Amended and Restated Credit Facility to April 12, 2011, provides for more favorable borrowing base calculations and revises the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions and revises the change of control provision. In addition, the amendment changes the interest rate on borrowings under the revolver and term loan from a rate of either prime plus 1% or the Eurodollar rate plus 2.5% to either prime plus 0.50% or the Eurodollar rate plus 2.0%. The interest rate in effect as of April 12, 2006 was 6.81%. The interest rate margin is subject to pricing adjustments based on excess availability and a ratio of total funded debt to EBITDA as defined in the amended and restated credit agreement. See "Description of Indebtedness—Amended and Restated Credit Facility." The Amended and Restated Credit Facility provides for a $500.0 million revolving credit facility and a $150.0 million term loan. At December 31, 2005, after giving effect to the 2006 Financing Transactions, we would have had total borrowings under our Amended and Restated Credit Facility of $364.0 million, which would have included $150.0 million in term loans and $214.0 million outstanding under the revolving credit facility at December 31, 2005.

        Borrowings under the Amended and Restated Credit Facility, which are based upon a borrowing base calculation, are secured by a first priority lien on and security interest in our rental equipment, accounts receivable, property and equipment and other assets. The Amended and Restated Credit Facility contains affirmative and negative covenants customary for such financings including restrictions that substantially limit the amount of dividends that Williams Scotsman and its subsidiaries can pay to us. In addition, if Williams Scotsman does not meet certain excess availability requirements, we will be required to comply with a senior secured leverage ratio, a consolidated interest coverage ratio and a minimum utilization test. During 2005, Williams Scotsman met the excess availability requirements and currently, Williams Scotsman does not have to comply with the financial covenants. Excess availability calculated in accordance with the credit agreement under this facility was $115.4 million at December 31, 2005. After giving effect to the 2006 Financing Transactions, excess availability would have been $265.5 million as of December 31, 2005.

        For the next twelve months, we expect that cash flow from operations, cash on hand and available borrowing capacity under the Amended and Restated Credit Facility will be adequate to finance our development plans, ongoing operations and debt service obligations under the Amended and Restated Credit Facility and the 8.5% Notes. Over the longer term, we believe that cash flow from operations and available borrowing capacity under the Amended and Restated Credit Facility will generally be sufficient to fund our operations and debt service obligations. However, in order to repay the Amended and Restated Credit Facility and the 8.5% Notes at maturity, we will need to either refinance these facilities with indebtedness and/or raise equity capital. Also, in order to complete a major acquisition in North America or expand significantly in Europe, we may need to incur additional indebtedness or issue additional equity capital.

Off-Balance Sheet Arrangements

        We have no material off-balance sheet arrangements.

Contractual Obligations

        A summary of our significant contractual obligations as of December 31, 2005 is as follows (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Long term debt obligations(1)	$501,800	$—	$1,800	$150,000	$350,000
Capital lease obligations	3,496	662	1,327	880	627
Revolving credit facility(1)	364,150	—	—	364,150	—
Interest on variable rate debt obligations(2)	148,075	32,906	65,811	49,358	—
Interest on fixed rate debt obligations	291,814	30,143	60,215	59,803	141,653
Operating leases(3)	26,726	6,623	8,649	4,659	6,795
Rental equipment purchase obligations(4)	44,376	44,376	—	—	—

Total contractual obligations	$1,380,437	$114,710	$137,802	$628,850	$499,075

(1)
As more fully described in Note 6 of the Notes to Audited Consolidated Financial Statements, we had a $150.0 million term loan, $364.1 million borrowed under a revolving credit facility, and $350.0 million and $1.8 million of the 8.5% Notes and 10.0% Notes, respectively, outstanding as of December 31, 2005.

(2)
Represents interest on variable rate revolving credit facility and term loan debt assuming a 6.4% interest rate, the rate in effect on December 31, 2005.

(3)
In accordance with SFAS No. 13, Accounting for Leases, operating lease obligations are not reflected in the balance sheet. See Note 8 of Notes to Audited Consolidated Financial Statements for additional information. Amounts included reflect both interest and principal payments.

(4)
Represents open purchase order commitments related to purchases of new rental units.

The amount of standby letters of credit, which expire in 2006 unless renewed, was $20.5 million at December 31, 2005.

Inflation

        We believe that inflation has not had a material effect on our results of operations. However, an inflationary environment could materially increase interest rates on our floating rate debt. The price of rental equipment sold by us and the replacement cost of such units could also increase in such an environment. Our standard lease generally provides for annual rental rate escalation at the inflation rate as determined by the Consumer Price Index after the end of the initial lease term. In addition, we may seek to limit our exposure to interest rate fluctuations by utilizing certain hedging mechanisms, although we are under no obligation to do so.

Critical Accounting Policies and Estimates

  General

        This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. See Note 2 of the Notes to Audited Consolidated Financial Statements for further information. On an on-going basis, we evaluate estimates, including those related to depreciation of rental equipment, allowance for doubtful accounts, contingencies, goodwill impairment, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

  Depreciation of rental equipment

        We depreciate rental equipment over its estimated useful life, after giving effect to an estimated salvage value. The useful life of our rental equipment is determined based on our estimate of the period over which the asset will generate revenue (generally 20 years), and the residual value (typically 50% of original cost) is determined based on our estimate of the expected value we could realize from the asset after this period. The lives and residual values are subject to periodic evaluation and may be affected by, among other factors, changes in building codes, legislation, regulations, local permitting and internal factors which may include, but are not limited to, changes in equipment specifications or maintenance policies. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets. For example, a change in our estimated useful life to 15 years from 20 years would decrease net income by approximately $20.3 million for the year ended December 31, 2005, while a change in the residual value to 40% from 50% would reduce net income by approximately $2.9 million for the year ended December 31, 2005.

  Allowance for doubtful accounts

        We are required to estimate the collectibility of our trade receivables. Accordingly, allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. We evaluate a variety of factors in assessing the ultimate realization of these receivables including the current credit-worthiness of customers. The allowance for doubtful accounts is determined based on historical collection results, days sales outstanding trends, and a review of specific past due receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, resulting in decreased net income.

  Contingencies

        We maintain insurance coverage for our operations and employees with appropriate aggregate, per occurrence and deductible limits as we reasonably determine is necessary or prudent based on current operations and historical experience. The majority of these coverages have large deductible programs which allow for potential improved cash flow benefits based on our loss control efforts. Our current per incident deductibles are $125,000 for employee group health insurance and $500,000 for worker's compensation, auto, and general liability each. We expense the deductible portion of the individual claims. However, we generally do not know the full amount of our exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which we must make an accrual for the deductible expense. We make these accruals based on a combination of the claims review by our staff and our insurance companies, and, periodically, the accrual is reviewed and adjusted based on our loss experience. Our loss experience is based largely on our estimates of known and anticipated claims based on historical claims experience from our operations. These estimates incorporate the information we obtain from insurers and data analysis of trends in our pending and settled claims. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, our assumptions will change as our loss experience is developed. All of these factors have the potential for significantly impacting the amounts we have previously reserved in respect of anticipated deductible expenses, and we may be required in the future to increase or decrease amounts previously accrued. As of December 31, 2005 and December 31, 2004, we had approximately $7.9 million and $7.3 million, respectively, of liabilities recorded related to insurance. Amounts accrued have not varied significantly from period to period or from actual experience.

        We are subject to proceedings, lawsuits, and other claims related to environmental, product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. As noted above, we have insurance policies to cover general liability and workers compensation related claims. A determination of the amount of net reserves required, if any, for these contingencies is made after analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

  Goodwill Impairment

        At December 31, 2005, we had approximately $171.2 million of goodwill, which principally relates to businesses we acquired prior to 1999. Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. We do not amortize goodwill, but rather review our carrying value for impairment annually on October 1, and whenever an impairment indicator is identified. The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. Our geographically-based operating segments are the reporting units for purposes of our impairment test. We compare the fair value of each reporting unit to its carrying value, including goodwill. We estimate the fair value of each reporting unit by utilizing published market EBITDA multiples of similar publicly traded companies as well as our own. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

        If our EBITDA was to decline substantially in the future, we may determine that our goodwill is impaired and make appropriate adjustments in accordance with our stated accounting policy for goodwill. Historically, we have acquired businesses without significant identifiable intangible assets, and accordingly, the most significant intangible asset recorded in our business combinations has been goodwill. As of December 31, 2005, the carrying value of our other intangible assets was $2.4 million, or less than 0.2% of total assets.

  Income Taxes

        We are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. As of December 31, 2005, our deferred tax assets were $120.3 million, net of a valuation allowance of $2.3 million, and our deferred tax liabilities were $261.3 million. Our deferred tax assets consist primarily of future tax benefits associated with our NOL carryovers. We have recorded a valuation allowance of $2.3 million based on the pending expiration in 2006 of a portion of our NOL carryovers that we estimate we will not be able to fully use. These NOL carryovers for income tax purposes have been largely created by originating deductible temporary differences in depreciation expense of our lease fleet. We expect that our taxable income in future periods will increase significantly as these differences reverse, allowing us to utilize substantially all of our NOL carryovers. If our operating results were to deteriorate and our future taxable income was insufficient to utilize these NOL carryovers before they expire, we would be required to increase the valuation allowance that we have recorded for our deferred tax assets.

  Share Based Payments and Stock Compensation Expense

        From time to time, we issue options to key employees under stock option plans approved by our board of directors. Since 2003, we have accounted for these option grants using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In applying the fair value accounting provisions of SFAS No. 123, we use a generally accepted option valuation model, the Cox Rubenstein binomial valuation model. This model requires specified inputs to determine the fair value of our stock options, including (i) the fair value of our common stock on the grant date, (ii) the expected volatility of our common stock over the expected option life, (iii) the risk-free interest rate, (iv) the expected dividend yield, and (v) the expected option life. As a result of our initial public offering in September 2005, we are utilizing a simplified method for determining the expected term of the option in accordance with SEC Staff Accounting Bulletin No. 107. This simplified method calculates the expected term of the option as the sum of the vesting term and the original contract term of the option divided by two. Prior to our initial public offering, we estimated expected option life using historical data that considered expected changes in our ownership that would accelerate the option vesting. The fair value of our common stock on the grant date is determined by the closing market price quoted on the NASDAQ exchange at the date of grant. Prior to the initial public offering, fair value was determined using a valuation performed by a stockholder of ours. We used this stockholder to assist us with the valuation of our common stock rather than in independent third party appraiser because we determined that this stockholder had extensive relevant valuation experience and was uniquely informed about our business and industry characteristics. This valuation was determined utilizing a variety of assumptions, including among other things, published market EBITDA multiples of comparable publicly traded companies, published data from similar private transactions, and our forecasts of future cash flows. We use historical data and objectively verifiable information to determine the risk-free interest rate and the expected dividend yield. The most sensitive estimates that we make in determining the fair value of our stock option grants is the estimated fair value of our common stock on the grant date and its expected volatility. We have used published historical stock indices of comparable companies to estimate our common stock's volatility.

        In March 2005 we granted 173,987 options with an exercise price of $14.86 per share and in September of 2005, we granted 529,100 options with an exercise price of $16.00 per share. The estimated fair value of the options of $1.1 million or $6.38 per share for the March 2005 option grant and $4.2 million or $7.97 per share for the September 2005 option grants is being amortized over the respective vesting periods of five and four years respectively. We believe that our estimates of the fair value of the stock options granted in recent periods are reasonable and supportable.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss to future earnings, to future values, or to future cash flows that may result from the changes in the price of financial instruments. We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Exposure to market risks related to operating activities is managed through our regular operating and financing activities.

  Foreign Currency Risk

        We are exposed to foreign currency translation risks. We have not entered into contracts or financial instruments to manage this risk. The exposure related to fluctuations in the exchange rates on the local currency of our 100% owned Canadian, Mexican, and European subsidiaries, Williams Scotsman Inc. of Canada, Williams Scotsman Mexico S. de R.L. de C.V., and Williams Scotsman Europe, S.L. are not significant to overall operations. The effect of changes in the exchange rate has been separately identified in the cash flow statement.

  Interest Rate Risk

        The table below provides information about our financial instruments that are sensitive to interest rate changes:

Year of Maturity at December 31, 2005
(in thousands)

	2006	2007	2008	2009	2010+	Total	Fair Value
Variable Rate Debt	$—	$—	$—	$—	$514,150	$514,150	$514,150
Average Interest Rate	—	—	—	—	6.40%
Fixed Rate Debt, including capital lease obligations	662	665	2,462	569	350,938	355,296	355,449
Average Interest Rate (includes imputed interest related to capital leases)	7.63%	7.63%	8.27%	7.63%	8.50%

BUSINESS

General

        Founded more than 50 years ago, we believe we are the largest provider of modular space solutions in North America. Operating through our network of 86 branch offices, we provide high quality, cost effective modular space solutions to a diversified client base of more than 25,000 customers in multiple industries including construction, education, commercial and industrial, and government. Our products, which include mobile offices, modular classrooms and other multi-unit modular structures, offer our customers flexible, low-cost, and timely solutions to meet their temporary space needs on an outsourced basis. We also provide portable storage solutions and we believe we are the third largest portable storage company in the United States. Our current modular space and portable storage lease fleet consists of approximately 99,000 units. In addition to leasing, we offer both new and used units for sale and provide delivery, installation and other ancillary products and services. As of December 31, 2005, we had invested a total of $1.2 billion in our lease fleet. For the year ended December 31, 2004 and 2005, we generated revenues of approximately $498 million and $592 million, respectively.

        Our business model is primarily focused on leasing rather than selling our units. We believe our leasing model is highly attractive because our lease fleet:

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  generates recurring revenues from our units leased to customers with an average lease duration of 27 months;

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  has average monthly leasing rates which recoup our average unit investment in approximately 4 years;

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  maintains a high utilization level that has averaged 82% over the last 10 years;

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  consists of units with useful lives approximating 20 years which retain substantial residual values throughout these periods; and

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  produces incremental leasing operating margins of more than 60% (i.e. the contribution of an existing unit put on lease after reductions for cost of leasing, associated commissions and depreciation).

        Since 1997, we have doubled the size of our fleet and increased the size of our branch network, both organically and through selective strategic acquisitions. As a result of these and other factors, from 1997 to 2005, we were able to increase our revenues at a compound annual growth rate, or "CAGR," of 12.2%.

        Our modular space fleet consists of approximately 77,000 modular space units, which are generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of our modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing. The units are fitted with axles and hitches and are towed to various locations. Our units are wood or aluminum framed, mounted on a steel chassis, contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. For many applications, our units can be combined into multi-unit configurations to meet the space needs of our customers. We believe that our units are durable, flexible and generally rent based upon condition rather than age. As a result, our units retain most of their initial value over their useful lives. Over the past ten years, we have sold modular space units from our lease fleet at an average gross margin of 23.2%.

        Our portable storage fleet of approximately 22,000 units is primarily comprised of steel containers which address the need for secure, temporary, on-site storage of customer goods on a flexible, low-cost basis. We believe that our portable storage fleet provides a complementary product to cross-sell to our modular space customers, as well as to serve new customers.

History

        We were incorporated under the laws of Delaware in November 1993 for the purpose of acquiring Williams Scotsman. Williams Scotsman was formed by the 1990 merger of Williams Mobile Offices, Inc. and Scotsman Manufacturing, Inc. Our predecessor companies were founded over 50 years ago. Subsequent to the merger, we made the strategic decision to close our manufacturing facilities and focus on core leasing activities.

        During 2005, we completed an initial public offering of shares of our common stock. Net proceeds of the initial public offering to us were approximately $223.1 million. We have significant equity owners, including related parties of The Cypress Group L.L.C. and Keystone, Inc. These parties participated in our 1997 recapitalization in which an investor group, which includes related parties of The Cypress Group L.L.C. and Keystone, Inc., invested equity of $135.0 million. As of April 15, 2006, related parties of The Cypress Group L.L.C. and Keystone, Inc. beneficially own in the aggregate approximately 48.4% of the outstanding shares of our stock.

        Since the 1997 recapitalization, we have made three significant acquisitions and a number of smaller acquisitions to complement our internal fleet growth and branch expansion. We acquired Space Master International, Inc. on September 1, 1998 for total consideration of $272.7 million, adding approximately 12,800 modular space units to our lease fleet. On February 1, 1999, we acquired Evergreen Mobile Company with a 2,000 unit modular space fleet, for $36.2 million. On March 26, 2004, we acquired nearly 3,800 modular DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million.

Industry Overview

        The Modular Building Institute, in its State of the Industry 2005 report, estimates that U.S. modular space industry dealers generated in excess of $3.0 billion of leasing and sales revenues in 2004. The industry has expanded rapidly over the last thirty years as the number of applications for modular space has increased and recognition of the product's positive attributes has grown. By outsourcing their space needs, customers are able to achieve flexibility, preserve capital for core operations, and convert fixed costs into variable costs. Flexibility and reusability are the hallmarks of modular buildings. Unlike structures built on-site which generally have a fixed utilization and occupancy design, a modular product is not site specific and can be reutilized. It is not unusual to have modular buildings serve a wide variety of users during their life spans. The industry remains highly fragmented, and we believe that we and GE Capital Modular Space are the largest providers in the industry.

        Companies within the modular space industry typically offer three major product types: single-wide modular space units, section modular space units and modular classrooms.

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  Single-wide and section modular space units are used in a variety of customer applications, including field offices at construction sites, rental facilities, hospital diagnostic annexes, special events headquarters, golf pro shops and larger general commercial offices. These units are typically very versatile and easy to install, enabling the provider to respond quickly and efficiently to customer needs. Customers are likely to base their leasing decision on product availability and price. As a result, we believe that providers must have a ready-to-lease fleet of standardized products located throughout a network of local branches to be successful. The section modular units are comprised of high-end modular units that are grouped in specialized configurations to meet a variety of needs for corporations, federal, state and local governments and other entities. The multi-unit complexes are used for a variety of applications such as general office space, healthcare facilities, military installations, workforce housing and detention facilities. We believe that this product category will continue to expand as the flexibility, affordability and portability of modular solutions are employed to meet a widening range of customer needs.

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  Modular classrooms serve the education market and are generally double-wide units that have been configured to serve as classrooms, computer and science labs and media centers, among other applications. Educational units are leased to school districts, which typically demand quality units supported by a high level of customer service and local knowledge. Demand for modular classrooms has continued to increase due to (1) an increase in state and local initiatives governing maximum class sizes, (2) pressures to find cost-effective ways to expand classroom capacity, (3) increased interstate and intrastate migrations necessitating rapid expansion of education space in particular regions or localities, (4) the continued growth of the school age population and (5) facility modernization. As the popularity and use of modular classrooms expand, we believe that customers are increasingly turning to large scale providers capable of delivering units with high aesthetic appeal, the structural strength to withstand long-term use by students, high air quality standards and timely maintenance of units on an ongoing basis.

        We are also a major participant in the U.S. portable storage industry, and although there are, to our knowledge, no publicly available estimates of the size of the industry, management believes the size of the portable storage industry is expanding due to increasing awareness of the advantages of portable storage. The portable storage industry provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self storage by addressing the need for security, convenience and immediate accessibility. Portable storage products are primarily on the ground containers. These containers are primarily steel and range from 20' to 40' in length and are typically used as ground entry storage containers. Portable storage units are delivered to the customer's location in order to address the need for secure, temporary, and convenient storage on a flexible, low-cost basis. The portable storage industry is also highly fragmented with the largest provider in the industry being Mobile Mini, Inc.

Competitive Strengths

  Market Leadership with Significant Scale

        We believe we are the largest provider of modular space solutions in North America. We believe that we are the No. 1 or No. 2 provider of modular space solutions in most of our regional markets and that the Williams Scotsman brand has strong market awareness. We are one of the only industry participants with an extensive, nationwide branch network, with breadth and depth of fleet at the local level, and with the technical expertise and operational capabilities that can provide a full range of solutions including mobile offices, modular classrooms, and larger commercial applications. Our extensive footprint has enabled us to attract over 300 national account customers who prefer the convenience of working with a single source in multiple geographies. Additionally, our over 50 years of operating history and scale have enabled us to develop a favorable relationship with our suppliers and customers.

  Customer Service Focus

        We believe that leasing of modular space is a service oriented business that requires significant local market presence and infrastructure. Customers seek to do business with modular space providers that maintain a readily available, high quality lease fleet, and provide full service capabilities. Our branches are staffed with sales personnel who work with our customers to define and solve their space needs. We also maintain a full-service support staff at the local level to prepare units for lease, to deliver and return units, and to maintain units while on lease. We have over 1,200 sales and service personnel at our branches and managed over 112,000 deliveries and returns of our modular space and portable storage units in 2005. As a result of this extensive customer focus, our top 20 customers by revenue for 2005 have done business with us for an average of approximately 10 years.

  Effective Fleet Management

        Our proprietary management information systems and fleet management initiatives allow us to actively manage our lease fleet to maximize customer satisfaction, optimize fleet utilization and rental rates and to control new unit capital spending. Our management information systems provide our local branches with real time, on-line access to comprehensive fleet information, including leasing history and condition and availability of our units. By providing this information at the local level, we are able to more effectively monitor, allocate and price units. In addition, we maintain a standardized lease fleet with units that meet multi-state industrial building codes which allows us to leverage our branch network and rapidly redeploy units to areas of higher customer demand in the surrounding geographic markets. At the same time, we are able to easily modify our structures to meet specific customer needs. Additionally, we have the flexibility to refurbish existing units in order to re-lease them when we have sufficient customer demand or we can choose to sell used units to our customers.

  High Degree of Diversity

        Our business is highly diversified in terms of customers, industries and geographies served. We have an estimated 25,000 customers, the largest of which accounted for less than 2% of our 2005 revenues, and our ten largest customers accounted for approximately 11% of our 2005 revenues. From our roots of focusing primarily on the construction industry, we have expanded our applications over the years to several other end markets such as education, commercial and industrial, and federal, state and local government, facilitating our growth. From a geographic perspective, our fleet is deployed throughout most of the major markets in the United States and Canada and we recently entered Mexico. We believe that this diversity limits our exposure to downturns related to a given customer, industry or region while providing significant opportunities to grow our business.

  Experienced Management with Significant Equity Ownership

        We believe our management's experience and long tenure with our company give us a strong competitive advantage. Our current senior management team, led by our President and Chief Executive Officer, Gerard E. Holthaus, who has been with us since 1994, has successfully entered new markets, expanded our customer base and more than doubled our fleet size. Our branch operations are led by an executive vice president and eight vice presidents, who collectively average 20 years of industry experience and 10 years with our company. Members of our management team hold significant equity investments in our company.

Operating Strategy

  Increase Utilization and Rental Rate of Existing Lease Fleet

        A significant factor in our profitability is the level of utilization of our existing lease fleet of approximately 99,000 units. Over the past ten years, our utilization rate has averaged 82% with a high of 87% in 1997 and a low of 77% in 2003. Historically, our average utilization rate has had a high correlation to non-residential construction starts. As the economy has recovered, we have seen utilization rate increases. For the year ended December 31, 2005, our utilization rate improved to 81% from 80% in 2004. Another important factor in our profitability is our average rental rate. In 2004, we implemented two price increases and have seen improvement in our average rental rate. We estimate that for every 1% of utilization rate increase in our existing fleet, we achieve an additional $3.3 million of annual leasing revenue and, for every $1 increase in average rental rate, we achieve an additional $1.0 million of annual leasing revenue. Given that our units have an average lease duration of 27 months, we have not yet realized the full benefits of these improving operating metrics.

  Expand our Lease Fleet

        We intend to continue to expand our lease fleet through purchases of new units and selective acquisitions of units from third parties. We purchase new units or acquire existing units based on customer specific demand and forecast utilization levels by product, region and customer. From January 1, 2000 to December 31, 2005, we made eight acquisitions of approximately 8,400 units for a total aggregate fleet purchase price of $87.7 million. Units added through acquisitions accounted for approximately 18% of the total value of fleet purchases during this period. Among other reasons, acquisitions are attractive because they enable us to acquire units with existing leases that generate immediate revenues and leverage our existing infrastructure. Due to our extensive branch network, management information systems and experienced management team, we are generally able to integrate acquired fleets at a low cost within a relatively short period of time. For example we identified Canada as a growth opportunity which we entered in 1999 through new unit purchases and acquisitions. Today we operate eight branches with approximately 4,500 units in Canada and look to continue to add units. We intend to continue to make selective fleet acquisitions in North America, including Mexico which we entered in 2004.

  Further Penetrate Education Sector

        We have expanded our modular classroom business. Our revenues from education customers have increased from 20% to 28% of our revenues from 2000 to 2005. We believe that the education market offers additional growth opportunities as a result of the following:

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  an increase in state and local initiatives governing maximum class sizes;

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  state and local governmental pressures to find cost-effective solutions to their classroom space needs;

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  shifting and fluctuating school populations necessitating expansion of education space, especially in the southern and western regions of the United States;

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  the predicted growth of the school age population; and

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  facility modernization.

        Our modular classroom business is attractive because the classroom units have higher utilization rates and longer average lease terms than other modular space units and the modular classroom business is less cyclical. To develop this business, we have dedicated sales representatives for modular classrooms in key states such as Florida and California. We offer our education customers the flexibility to purchase or lease classroom units depending upon their needs and resources. They also benefit from our longstanding relationships with manufacturers, and our experience in meeting the numerous local building codes and specifications that apply to classroom units.

  Expand our Sales Business

        We have expanded our sales business to meet the increased demand from our customers. Historically, we have sold new units to customers who prefer to own rather than lease. Although the education sector has been and will continue to be a consistent source of our sales revenue, we believe there are significant opportunities for the sale of modular space units to other sectors such as healthcare, commercial and industrial, and government. For example, the reorganization efforts by the U.S. military in recent years has continued to create significant demand for our products.

  Grow Portable Storage Business

        We believe that the portable storage business is highly complementary to our modular space business and represents a significant growth opportunity. From 1997 to 2005, our storage product fleet has grown at a CAGR of 13.9% from approximately 7,700 units to approximately 21,700 units as a result of fleet purchases and acquisitions. Portable storage units are characterized by quick return of capital, long useful lives, a history of substantial value retention and the ability to generate recurring revenues and high operating margins. We expect to leverage our existing branch network, sales force, customer base and management information systems to deliver storage units to our current and potential customers. We intend to continue adding to our fleet of portable storage units and have expanded our sales force to include personnel who are dedicated exclusively to storage products.

  European Expansion Opportunities

        We recently entered the European market and believe it is an attractive geographic expansion opportunity. In July 2004, we acquired a minority interest in, and secured a right of first refusal to acquire, one of the largest modular space providers in Spain, Wiron Construcciones Modulares, S.A. Wiron has branches located throughout Spain. We believe that the modular space industry is established in Europe, yet is significantly earlier in its lifecycle as compared to the U.S. market. In particular, we believe the European modular space industry has not experienced the expansion of applications and end markets to the same extent as in the United States because modular space applications have historically been more focused on the construction industry. Given our historical experience in expanding modular space applications and securing new customers through our sales efforts in the United States, we believe that we are well positioned to transfer our expertise to the European market.

Products

        Our products can be used to meet a variety of customer needs. Sample applications of modular space units include classrooms, construction site offices, temporary office space, sales offices and special events headquarters. Our modular space fleet ranges from single-unit facilities to section modular structures, which combine two or more units into one structure for applications that require more space. Units typically range in size from 8 to 14 feet in width and 16 to 70 feet in length and are wood or aluminum framed mounted on a steel chassis. The units are fitted with axles and hitches and are towed to various locations. Most units contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. Modular space units are extremely durable and generally have an estimated economic useful life of 20 years. Products have varying lease terms, with average contractual terms of 15 months. However, most customers retain the product for a longer period as evidenced by an average existing lease duration of 27 months at December 31, 2005.

        Our specific product offerings are described below:

        Single-Wide Modular Space Units.    Single-wide modular space units which include mobile offices are the most functional and versatile units in our lease fleet. Units typically have "open interiors" which can be modified using movable partitions. Single-wide modular space units include tile floors, air conditioning/heating units, partitions and, if requested, toilet facilities.

        Section Modulars.    Section modulars are two or more units combined into one structure. Interiors are customized to match the customer needs. Examples of section modular units include hospital diagnostic annexes, special events headquarters, golf pro shops and larger general commercial offices.

        Classrooms.    Classroom units are generally standard double-wide units adapted specifically for use by school systems or universities. Classroom units usually feature chalkboards and teaching aids, air conditioning/heating units, windows along side-walls and, if requested, toilet facilities.

        Sales Offices.    Sales offices are marketed to businesses that require site located space for sales presentations. Exteriors are typically wood-sided with some models offering recessed front entries. Our

"Executive Line" sales offices are larger, more expensive versions of the standard sales office with more amenities.

        Storage Products.    Storage products are windowless and are typically used for secure storage space. Our storage units are primarily ground-level entry storage containers with swing doors. These units are made of heavy exterior metals for security and water tightness.

Branch Network

        As a key element to our market leadership strategy, we maintain a network of 86 branch offices throughout the United States, Canada, and Mexico. This network enables us to increase our product availability and customer service within our regional and local markets. Customers benefit because they are provided with improved service availability, reduced time to occupancy, better access to sales representatives, the ability to inspect units prior to rental and lower freight costs which are typically paid by the customer. We benefit because we are able to spread regional overhead and marketing costs over a larger lease base, redeploy units within our branch network to optimize utilization, discourage potential competitors by providing ample local supply and offer profitable short-term leases which would not be profitable without a local market presence.

        Management believes geographic diversification of our branch network balances our economic and operating risk. In 2005, the northeast, mid-Atlantic, southeast, central southwest, central northwest and Canadian regions accounted for 15%, 10%, 23%, 27%, 18%, and 7% of our revenues, respectively. During 2004, we entered the Mexican market through the formation of a 100% owned subsidiary and the establishment of a branch office in Monterrey, Mexico. On February 17, 2006, we acquired American Homes Internacional, S.A. de C.V., a Monterrey, Mexico-based company that leased and sold mobile office units. This purchase resulted in the acquisition of approximately 300 units and the related customer base. While we anticipate future revenue growth opportunities in this market, revenues for 2005 were not significant. For the year ended December 31, 2005, 93% of our consolidated revenues were generated from U.S. operations.

        Our branches are generally headed by a dedicated branch manager. Our branch operations are led by an executive vice president and eight vice presidents who collectively average 20 years of industry experience and 10 years with our company. Management believes it is important to encourage employees to achieve specified revenue and profit levels and to provide a high level of service to our customers. Our regional and branch managers' compensation is based upon the financial performance of their branches and overall corporate performance which approximates 40% of their total compensation. Sales representatives' compensation is commission driven and based on the gross profits of business written.

Operations

  Leasing

        Leasing revenue is a function of average monthly rental rate, fleet size and utilization. We monitor fleet utilization at each branch. For 2005, average fleet utilization was approximately 81%. While we adjust our pricing to respond to local competition in our markets, we believe that we generally achieve a rental rate equal to or above that of our competitors because of the quality of our products and our high level of customer service.

        As part of our leasing operations, we sell used modular space units from our lease fleet either at fair market value or, to a much lesser extent, pursuant to pre-established lease purchase options included in the terms of our lease agreements. Due in part to an active fleet maintenance program, our units maintain a substantial portion of their initial value which includes the cost of the units as well as costs of significant improvements made to the units.

  New Unit Sales

        New unit sales include sales of newly-manufactured modular space units. We do not generally purchase new units for resale until we have obtained firm purchase orders (which are generally non-cancelable) for such units. New modular space units are generally purchased more heavily in the late spring and summer months due to seasonal classroom and construction market requirements.

  Delivery and Installation

        We provide delivery, site-work, installation and other services to our customers as part of our leasing and sales operations. Revenues from delivery, site-work and installation result from the transportation of units to a customer's location, site-work required prior to installation and installation of the units which have been leased or sold. Typically units are placed on temporary foundations constructed by our service technicians, and service personnel will also generally install our ancillary products. We also derive revenues from tearing down and removing units once a lease expires.

  Other

        We also derive revenue from other products and services, including rental of steps, furniture and ramps; sales of parts, supplies and security systems; and charges for granting insurance waivers (i.e., charging a fee to customers who do not provide their own insurance certificate).

Capital Expenditures

        We closely monitor fleet capital expenditures, which include fleet purchases and capitalizable costs of improvements to existing units. Generally, fleet purchases are controlled by field and corporate executives, and must pass our fleet purchasing policy guidelines (which include ensuring that utilization rates and unrentable units levels are reviewed for acceptability, that redeployment, refurbishment and conversion options have been considered, and that specific return on investment criteria have been evaluated). We purchase our units through approximately 70 third-party suppliers (most suppliers have only one factory, which generally serves a market within 300 to 400 miles), with no significant dependence on any supplier. The top three suppliers of units for 2005 represented approximately 31% of all fleet purchases, and the top ten suppliers represented approximately 65% of all fleet purchases. We believe that we have an excellent working relationship with our suppliers.

        We believe that our fleet purchases are flexible and can be adjusted to match business needs and prevailing economic conditions. We are generally not "locked in" to long-term purchase contracts with manufacturers and can modify our capital spending activities to meet customer demand. For example, our gross fleet capital expenditures prior to proceeds from sales of used units were approximately $53.3 million in 2003, $79.9 million in 2004 and $139.8 million for the year ended December 31, 2005.

        We supplement our fleet spending with acquisitions. Although the timing and amount of acquisitions are difficult to predict, management considers its acquisition strategy to be opportunistic and will adjust its fleet spending patterns as acquisition opportunities become available. For example, on March 26, 2004, we acquired nearly 3,800 modular DSA classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43.5 million. We consider the purchase of these assets an asset purchase rather than an acquisition of a business because in many cases, the customer base of the leased units acquired was duplicative of our existing customer base, and we did not acquire employees, physical facilities, sales force, or other business related items.

Marketing

        In addition to opening new branches, we use a number of marketing tools to generate new business and customers. By maintaining a detailed and updated customer and prospect tracking system, marketing and sales personnel generally can identify when a particular customer or prospect typically utilizes our products and may contact such customer or prospect regarding their future needs.

        Through our marketing and sales efforts we have successfully expanded the uses for our products. For example, since 1993, the number of industries (as measured by Standard Industrial Classification ("SIC") code) that lease or purchase our products is more than 400, and we expect to continue to increase our penetration of other industries that would benefit from the usage of our products. See "—Customer Base."

        Developing new customers is an integral part of the sales process and is monitored through the use of quarterly goals for each employee with sales responsibility. In addition to our prospect tracking databases, we conduct direct mail campaigns and are a heavy user of print advertising, including the yellow pages and customer trade publications. We have developed a toll-free telephone number network so that our customers can call and speak to a sales representative in the branch location nearest the site where the call was placed. In addition, we participate in numerous regional and national trade shows, and our sales personnel participate in local trade groups and associations. We also design marketing campaigns targeted at specific market niches.

        We also have a national accounts program which currently includes approximately 300 national accounts and we continue to pursue other national account relationships. The relationships are coordinated by a national account manager and serviced by the branch network. Due to our broad geographic capabilities, this program allows us to further differentiate ourselves from many of our "mom-and-pop" competitors by providing consistent service on a national basis.

Customer Base

        We continually seek to expand our customer base and the applications for our products. Our customer base is comprised of more than 25,000 companies, which operate in multiple industries. We believe that the construction, education, commercial/industrial and other, and government industries accounted for approximately 29%, 28%, 20%, and 9%, respectively, of total revenues in 2005, and that no other industry accounted for more than 3% of total revenues in 2005. During 2005, no single customer accounted for more than 2% of our total revenues and our top ten customers accounted for approximately 11% of total revenues.

        Our key customer industries as categorized by SIC Code are as follows:

        Construction.    We provide office and storage space to a broad array of contractors associated with both residential and nonresidential buildings, commercial offices and warehouses; highway, street, bridge and tunnel contractors; water, sewer, communication and power line contractors; and special construction trades, including glass, glazing and demolition. We believe our construction customer base is characterized by a wide variety of contractors, who are associated with original construction as well as capital improvements in the commercial, institutional, residential and municipal arenas.

        Education.    Rapid and unpredictable shifts in populations within states often necessitate quick expansion of education facilities particularly in elementary and secondary schools. State and local governmental budgetary pressures, as well as classroom size reduction legislation, and refurbishment of existing facilities, have made modular space units, especially multi-sectional units, a convenient and cost-effective way to expand classroom, laboratory and library capacity. Our quality products are well suited for educational institutions, which demand a high level of maintenance and service support.

        Commercial/Industrial and Other.    This category includes a variety of industries and product uses which help diversify our revenue stream. Common examples include: entertainment, recreation, transportation terminals, recycling, retail and fast food establishments, metal processing and refining and disaster relief. Although there are a number of different industries in this category, we believe that no single industry included in this category was material to us in 2005.

        Government.    Governmental users consist of federal, state and local public sector organizations such as the United States Environmental Protection Agency and state highway administrations. We have enjoyed particular success in focused niches such as prisons and jails, courthouses, military installations, national security buildings and NASA facilities. We have a strategy of concentrated regional focus in order to gain business from local governmental customers.

        Professional Services.    Customers in this category include professionals from a broad array of industry sectors including engineering, architectural, accounting, legal, insurance and sales.

        Healthcare.    Healthcare customers are frequent users of multi-sectional facilities as administrative offices, waiting rooms, MRI and other diagnostic annexes adjacent to existing hospitals.

        Utilities.    Modular space units have traditionally been leased to utilities involved in electrical service, natural gas distribution and production, and other energy-related services. Units are used as meeting rooms, reception and visitor centers, security offices and, during periods of utility plant reconstruction, as facilities to house the operations staff.

        Chemical and Pharmaceutical.    Chemical and pharmaceutical companies have been long-time users of temporary office space. Modular space units are particularly well suited for laboratory usage where space is needed for the duration of a specific project or for an off-site or isolated laboratory.

Fleet Management Information Systems

        Our propriety management information systems are instrumental to our lease fleet management and targeted marketing efforts and allow management to monitor operations at our branches on a daily, weekly, and monthly basis. Lease fleet information is updated daily at the branch level and verified through a monthly physical inventory by branch personnel. This provides management with on-line access to utilization, lease fleet unit levels and rental revenues by branch or geographic region. In addition, an electronic file for each unit showing its lease history and current location/status is maintained in the information system. Branch sales people utilize the system to obtain information regarding unit condition and availability. The database tracks individual units by serial number and provides comprehensive information including cost, condition and other financial and unit specific information.

Regulatory Matters

        We must comply with various federal, state and local environmental, transportation, health and safety laws and regulations in connection with our operations. We believe that we are in substantial compliance with these laws and regulations. In addition to compliance costs, we may incur costs related to alleged environmental damage associated with past or current properties owned or leased by us. We believe that our liability, if any, for any environmental remediation will not have a material adverse effect on our financial condition. However, we cannot be certain that the discovery of currently unknown matters or conditions, new laws and regulations, or stricter interpretations of existing environmental laws will not have a material adverse effect on our business or operations in the future.

        A portion of our units are subject to regulation in certain states under motor vehicle and similar registrations and certificate of title statutes. We believe that we have complied in all material respects with all motor vehicle registration and similar certificate of title statutes in states where such statutes clearly apply to modular space units. However, in certain states, the applicability of such statutes to our modular space units is not clear beyond doubt. If additional registration and related requirements are deemed to be necessary in such states or if the laws in such states or other states were to change to require us to comply with such requirements, we could be subject to additional costs, fees and taxes as well as administrative burdens in order to comply with such statutes and requirements. We do not believe the effect of such compliance will be material to our business, results of operations or financial condition.

Trademarks

        We own a number of trademarks important to our business, including Williams Scotsman® and Williams Scotsman [and design]®.

        Our material trademarks are registered or pending applications for registrations in the U.S. Patent and Trademark Office and various foreign jurisdictions. Registrations for such trademarks in the United States will last indefinitely as long as we continue to use and police the trademarks and renew filings with the applicable governmental offices. There are no claims pending against us challenging our right to use any of our material trademarks in the United States or any other country.

Competition

        Although our competition varies significantly by market, the modular space industry, in general, is highly competitive. We compete primarily in terms of product availability, customer service and price. We believe that our reputation for customer service and our ability to offer a wide selection of units suitable for various uses at competitive prices allows us to compete effectively. However, our primary competitor, GE Capital Modular Space, is less leveraged, has greater market share or product availability in some markets and has greater financial resources and pricing flexibility than us. The portable storage industry is also highly fragmented and Mobile Mini, Inc. and Mobile Storage Group, Inc. are the largest providers in the industry.

Employees

        As of March 31, 2006, we had 1,358 employees. None of our employees are covered by a collective bargaining agreement. Management believes its relationship with our employees is good. We have never experienced any material labor disruption and are unaware of any efforts or plans to organize our employees.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Common Stock

        The following table sets forth information as of April 15, 2006, as to the beneficial ownership of shares of our common stock and, after giving effect to this offering, the beneficial ownership of our common stock, in each case, by:

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  each person known to us to be the beneficial owner of more than 5% of our common stock;

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  our chief executive officer and our four other most highly paid executive officers;

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  each of our directors;

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  all of our executive officers and directors as a group; and

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  the selling stockholders.

        The number of shares being offered by the selling stockholders and the beneficial ownership of our shares as set forth below is calculated assuming that the underwriters will not exercise their over-allotment option.

        Messrs. Holthaus, Donegan and LeBuhn will acquire the shares of our common stock offered for sale in this offering through exercising a portion of their stock options prior to the consummation of this offering. Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P. and Scotsman Partners, L.P. acquired the shares of our common stock offered for sale in this offering in connection with our 1997 recapitalization. See "Business—History."

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
	Common Stock		Number of Shares Being Offered	Common Stock
Name of Beneficial Owner
	Shares	(%)		Shares	(%)
Cypress Merchant Banking Partners L.P.(1)(2) c/o The Cypress Group L.L.C. 65 East 55th Street New York, NY 10022	9,247,081	23.03	2,980,486	6,266,595	14.72
Cypress Offshore Partners L.P.(1)(3) c/o The Cypress Group L.L.C. 65 East 55th Street New York, NY 10022	478,946	1.19	154,372	324,574	0.76
Scotsman Partners, L.P.(4)(5) 201 Main Street Fort Worth, TX 76102	9,726,027	24.22	3,134,858	6,591,169	15.48
ValueAct Capital Master Fund, L.P.(6) 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133	3,900,000	9.71	—	3,900,000	9.16
Odyssey Investment Partners Fund, LP(7) 280 Park Avenue New York, NY 10017	2,724,986	6.79	—	2,724,986	6.40
James N. Alexander(8)	2,812	*	—	2,812	*
Michael F. Finley(9)	8,812	*	—	8,812	*
Steven B. Gruber(8)	2,812	*	—	2,812	*
James L. Singleton(9)	2,812	*	—	2,812	*
James A. Flick, Jr.(10)	7,812	*	—	7,812	*
Stephen A. Van Oss(10)	4,500	*	—	4,500	*
Gerard E. Holthaus(10)(11)(12)	931,192	2.27	250,090	681,102	1.58

Robert C. Singer(10)(11)	121,278	*	—	121,278	*
Joseph F. Donegan(10)(11)(13)	291,996	*	33,058	258,938	*
William C. LeBuhn(10)(11)(14)	244,201	*	33,058	211,143	*
John B. Ross(10)(11)	34,564	*	—	34,564	*
All executive officers and directors as a group (11 persons)	1,652,790	3.98	316,206	1,336,584	3.06

*
Less than 1%.

(1)
Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. (together, "Cypress Stockholders") are controlled by The Cypress Group L.L.C. or affiliates thereof. Cypress Associates L.P. is the general partner of Cypress Offshore Partners L.P. and Cypress Merchant Banking Partners L.P. The Cypress Group L.L.C. is the general partner of Cypress Associates L.P. The Cypress Group L.L.C. and Cypress Associates L.P. may be deemed to be the beneficial owners of the securities beneficially owned by Cypress Offshore Partners L.P. and Cypress Merchant Banking Partners L.P. only to the extent of their pecuniary interest therein. The Cypress Group L.L.C. and Cypress Associates L.P. disclaim any beneficial interests in excess of such amount. Certain executives of The Cypress Group L.L.C., including Mr. Michael Finley, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. Each of such individuals disclaims beneficial ownership of such shares.

(2)
If the underwriters exercise their over-allotment option in full, Cypress Merchant Banking Partners L.P. would offer approximately 3,569,648 shares of our common stock in this offering and would own approximately 5,677,433 shares of common stock after the consummation of this offering, representing approximately 13.32% of our common stock.

(3)
If the underwriters exercise their over-allotment option in full, Cypress Offshore Partners L.P. would offer approximately 184,887 shares of our common stock in this offering and would own approximately 294,059 shares of common stock after the consummation of this offering, representing less than 1% of our common stock.

(4)
Mr. J. Taylor Crandall is the sole stockholder of Group 31, Inc. ("Group 31"), which is the general partner of Scotsman Partners, L.P., a related party to the Keystone Group, L.P. ("Scotsman Partners," together with Cypress Stockholders, comprise the "Investor Stockholders"). Group 31 and Mr. Crandall may be deemed to be the beneficial owner of the securities beneficially owned by Scotsman Partners, L.P. to the extent of his or its pecuniary interest therein. Group 31 and Mr. Crandall disclaim any beneficial interests in excess of such amount. The address of Mr. Crandall and Group 31 is the same as Scotsman Partners. Mr. Crandall is a Managing Partner of Oak Hill Capital Management, Inc. and Oak Hill Capital Management II, LLC.

(5)
If the underwriters exercise their over-allotment option in full, Scotsman Partners would offer approximately 3,754,534 shares of our common stock in this offering and would own approximately 5,971,493 shares of common stock after the consummation of this offering, representing approximately 14.01% of our common stock.

(6)
ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), is a limited partnership organized under the laws of the British Virgin Islands. VA Partners, L.L.C. ("VA Partners") is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. Mr. Jeffrey W. Ubben, Jr., Mr. George F. Hamel, Jr. and Mr. Peter H.

  Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and such activities constitute their principal occupations. Such information and the number of shares listed in the table are based solely upon the Amendment No. 2 to the Schedule 13D filed with the SEC on November 18, 2005.

(7)
Includes 5,556 shares that are beneficially owned by Odyssey Coinvestors, LLC, an affiliate of Odyssey Investment Partners, LLC (together, "Odyssey Investment Group"). The General Partner of Odyssey Investment Partners Fund, LP is Odyssey Capital Partners, LLC, a Delaware limited liability company (the "General Partner of Odyssey") and the Managing Member of Odyssey Coinvestors, LLC is Odyssey Investment Partners, LLC, a Delaware limited liability company. Odyssey Capital Partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Investment Partners Fund, LP. Odyssey Investment Partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Coinvestors, LLC. Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza are Managing Members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, in such capacity, may each be deemed to share beneficial ownership of any securities beneficially owned by the General Partner of Odyssey and Odyssey Investment Partners, LLC. Each of Messrs. Berger, Hopkins, Kwait and Mirza disclaims beneficial ownership of such shares. Such information and the number of shares listed in the table are based solely upon the Schedule 13G filed with the SEC on April 6, 2006.

(8)
Such person's address is c/o Scotsman Partners.

(9)
Such person's address is c/o Cypress Merchant Banking Partners L.P.

(10)
Such person's address is c/o the address of the company's principal executive offices.

(11)
Includes 776,298, 121,278, 278,306, 232,792, and 11,367 shares held as options by Messrs. Holthaus, Singer, Donegan, LeBuhn, and Ross, respectively.

(12)
If the underwriters exercise their over-allotment option in full, such person would offer approximately 300,000 shares of our common stock in this offering and would beneficially own approximately 631,192 shares of common stock (including 476,298 options to purchase shares of our common stock) after the consummation of this offering, representing approximately 1.46% of our common stock.

(13)
If the underwriters exercise their over-allotment option in full, such person would offer approximately 40,000 shares of our common stock in this offering and would own approximately 251,996 shares of common stock (including 238,306 options to purchase shares of our common stock) after the consummation of this offering, representing less than 1% of our common stock.

(14)
If the underwriters exercise their over-allotment option in full, such person would offer approximately 40,000 shares of our common stock in this offering and would own approximately 204,201 shares of common stock (including 192,792 options to purchase shares of our common stock) after the consummation of this offering, representing less than 1% of our common stock.

Selling Stockholder Relationships

        Messrs. Holthaus, Donegan and LeBuhn are our executive officers. Cypress Stockholders and Scotsman Partners are our significant stockholders, each owning approximately 24.22% of our outstanding common stock as of April 15, 2006. Messrs. Gruber and Alexander were initially designated to serve on our board by Scotsman Partners and Messrs. Singleton and Finley were initially designated to serve on our board by Cypress Stockholders.

Stockholders' Agreement

        We, the Investor Stockholders and certain of our officers and employees identified as management stockholders are parties to a Management Stockholders' and Optionholders' Agreement dated as of September 14, 1998 (the "Stockholders' Agreement"). The Stockholders' Agreement was amended on September 23, 2005 prior to consummation of our initial public offering. Except for the registration rights provisions which were amended as described below, all provisions of the Stockholders' Agreement were terminated.

        Under the amended Stockholders' Agreement, if we at any time after an initial public offering propose to register common stock on behalf of the Investor Stockholders, the management stockholders are entitled to piggyback registration rights with respect to such registration unless (i) the common stock held by such management stockholder has been disposed of pursuant to an effective registration statement, (ii) the entire amount of the common stock held by such management stockholder may be sold pursuant to Rule 144(k) or (iii) the common stock held by such management stockholder has ceased to be outstanding. However, the number of shares which may be sold by a management stockholder without the consent of the Investor Stockholders pursuant to any such registration statement may not exceed the product of (A) the total number of shares then beneficially owned by such management stockholder and (B) a fraction, the numerator of which shall be the total number of shares intended to be disposed of by the Investor Stockholders pursuant to such registration statement and the denominator of which shall be the total number of shares then beneficially owned by the Investor Stockholders.

        In connection with the registrations described above, we will indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, and we will pay all fees, costs and expenses (except underwriting discounts and selling commissions).

Investor Stockholders Agreement

        On May 22, 1997, we, the Investor Stockholders, and the Odyssey Investment Group, Midocean Capital Partners New US, L.P. and Mr. Barry Gossett (together with their permitted transferees and the Investor Stockholders, the "Participating Stockholders") entered into an investor stockholders agreement, which was subsequently amended on September 1, 1998 (the "Investor Stockholders Agreement").

        Other than the registration rights provisions described below, the Investor Stockholders Agreement was terminated on September 23, 2005 upon consummation of the initial public offering of the shares of our common stock.

        Under the Investor Stockholders Agreement, our principal stockholders are entitled to certain demand and piggyback registration rights. Cypress Stockholders and Scotsman Partners each may demand three registrations, if they own more than 20% of the number of shares that were owned on the effective date of the Investor Stockholders Agreement. Odyssey Investment Group and Barry P. Gossett may demand one registration. We are not required to file a registration statement within 180 days following the effective date of another registration statement in which all Participating Stockholders are entitled to include their securities.

        The non-requesting Participating Stockholders are entitled to piggyback registration rights with respect to any registration request made by the requesting Participating Stockholders. If the registration requested by a Participating Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, the number of shares included in the offering shall be reduced pro rata among all Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders; provided that, if the requesting Participating Stockholder is not able to sell at least 50% of the securities it requests to be registered, then this Participating Stockholder will have the right to request one more registration.

        The Participating Stockholders are entitled to piggyback registration rights with respect to a registration initiated by us. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, then the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for our own account; and (ii) second, shares requested to be included by the Participating Stockholders, pro rata among the Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders. In connection with the registrations described above, we will indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

        In connection with this offering, the Cypress Stockholders and Scotsman Partners exercised their piggyback registration rights under the Investor Stockholders' Agreement and Messrs. Holthaus, Donegan and LeBuhn exercised their piggyback registration rights under the Stockholders' Agreement.

Oak Hill Securities Accounts

        Certain accounts managed by Oak Hill Advisors, L.P. and its affiliates, which we refer to as the Oak Hill Securities Accounts, purchased $20.0 million aggregate principal amount of the Additional 8.5% Notes at a discount from the applicable offering price. The Oak Hill Securities Accounts committed to purchase these Additional 8.5% Notes prior to the offering of these notes and the net proceeds received by Williams Scotsman from this purchase were the same that it would have received from an unrelated third party. The Oak Hill Securities Accounts acquire and actively manage a diverse portfolio of investments. The Oak Hill Securities Accounts are lenders under the Amended and Restated Credit Facility. The principals of the Oak Hill Securities Accounts are associated with Oak Hill Capital Management, Inc. and Oak Hill Capital Management II, LLC.

Other Relationships

        For a description of other relationships with the selling stockholders, please see "Certain Relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement incorporated herein by reference.

DESCRIPTION OF INDEBTEDNESS

Amended and Restated Credit Facility

        Williams Scotsman entered into an amended and restated credit agreement with a syndicate of lenders on June 28, 2005 as part of the Amended and Restated Credit Facility. Bank of America, N.A. is the administrative agent. Banc of America Securities LLC and Deutsche Banc Securities Inc. are the co-lead arrangers and joint book runners. Deutsche Bank Trust Company Americas is the syndication agent. Bank of America, N.A. is the collateral agent under the amended and restated credit agreement. On April 12, 2006, we amended the amended and restated credit agreement to permit the issuance of Additional 8.5% Notes, to extend the maturity of the Amended and Restated Credit Facility, to lower the applicable margins on the interest rates, to provide for a more favorable borrowing base calculation, to revise the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions and revise the change of control provision.

Structure

        The Amended and Restated Credit Facility consists of (a) a revolving credit facility of $500 million, including a sub-limit of $80 million for letters of credit (letters of credit are 100% reserved against borrowing availability under the Amended and Restated Credit Facility) and (b) a term loan of $150 million. Advances under the Amended and Restated Credit Facility are limited by a borrowing base formula consisting of a percentage of eligible accounts receivable, plus a percentage of eligible rental equipment, less certain reserves and other amounts. As of December 31, 2005, $150.0 million was outstanding under the term loan and approximately $364.1 million was outstanding under the revolving credit facility. On a pro forma basis, as of December 31, 2005, $364.0 million of the borrowings under our Amended and Restated Credit Facility would have been outstanding following the 2006 Financing Transactions.

        The revolving credit facility may be used to issue standby or commercial letters of credit, and for general corporate and working capital needs.

Interest and Expenses

        Borrowings under the Amended and Restated Credit Facility initially bear interest at the borrower's option at the Eurodollar rate plus 2.0% or a base rate plus 0.50%. As of April 12, 2006, the interest rate in effect was 6.81%. The interest rate margin is subject to pricing adjustments based on excess availability and a ratio of total funded debt to EBITDA. The unused portion of the Amended and Restated Credit Facility is subject to a per annum fee equal to 0.30% if the average revolving credit facility usage is less than 50% or 0.25% if the average revolving credit facility usage is equal to or greater than 50%.

        In connection with the Amended and Restated Credit Facility, Williams Scotsman is required to pay administrative fees, commitment fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

Maturity

        The Amended and Restated Credit Facility currently matures on April 12, 2011.

Security and Guarantees

        We and Williams Scotsman's existing, and future domestic subsidiaries and its Canadian subsidiary have unconditionally guaranteed the repayment of the Amended and Restated Credit Facility, obligations under any hedging arrangement entered into with a lender or an affiliate of a lender and certain other obligations. The Amended and Restated Credit Facility and the guarantees are secured by substantially all of the tangible and intangible assets of the borrower and each of the guarantors under the Amended and Restated Credit Facility, with certain exceptions.

Covenants

        The amended and restated credit agreement contains affirmative and negative covenants customary for such financings. The amended and restated credit agreement includes covenants relating to limitations on, among other things:

  •
  dividends on, and redemptions and repurchases of, capital stock;

  •
  liens and sale-leaseback transactions;

  •
  loans and investments;

  •
  debt and hedging arrangements;

  •
  mergers, acquisitions and asset sales;

  •
  transactions with affiliates;

  •
  capital expenditures; and

  •
  changes in business activities conducted by us.

On April 12, 2006, we amended the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions.

Financial Covenants

        If Williams Scotsman does not meet certain excess availability requirements, it will be required to comply with a senior secured leverage ratio, a consolidated interest coverage ratio and a minimum utilization test, as described below. As of March 31, 2006, Williams Scotsman met the excess availability requirement and did not have to comply with the financial covenants.

  •
  Williams Scotsman will not permit the senior secured leverage ratio for any "test period" ended on or prior to December 31, 2006 to be greater than 3.75 to 1.0, and for any test period ended after December 31, 2006 to be greater than 3.5 to 1.0.

  •
  Williams Scotsman will not permit the consolidated interest coverage ratio for any test period ended on or prior to September 30, 2006 to be less than 1.70 to 1.0, and 2.00 to 1.0 thereafter.

  •
  Williams Scotsman will not permit the utilization of its rental equipment for any period of thirteen consecutive months to be less than 73%.

        "Test Period" means each period of four consecutive fiscal quarters of Williams Scotsman (taken as one accounting period) ending on each of (i) the last day of the fiscal quarter of Williams Scotsman most recently ended prior to the date excess availability under the revolving credit facility is less than $75.0 million for three consecutive business days or is less than $70.0 million at any time and for which financial statements for Williams Scotsman and its consolidated subsidiaries have been delivered as required by the amended and restated credit agreement and (ii) the last day of each fiscal quarter of Williams Scotsman after the fiscal quarter referred to in clause (i) ending prior to or during the period in which Williams Scotsman is required to comply with the financial covenants.

        Williams Scotsman International and its subsidiaries (excluding Williams Scotsman and its subsidiaries) will not be subject to many of the affirmative and negative covenants in the amended and restated credit agreement so long as Williams Scotsman International is a holding company and meets certain other conditions specified in the credit agreement.

Events of Default

        The amended and restated credit agreement contains events of default, including, but not limited to:

  •
  nonpayment of principal, interest, fees or other amounts when due;

  •
  violation of covenants;

  •
  failure of any representation or warranty to be true in all material respects when made or deemed made;

  •
  cross acceleration and cross default;

  •
  change of control;

  •
  bankruptcy events;

  •
  material judgments; and

  •
  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default allow for grace periods and materiality concepts. On April 12, 2006, the definition of change of control was amended to provide that, among other things, a change of control of the company will be triggered if (i) certain existing investor stockholders (Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P., Scotsman Partners, L.P., Odyssey Investment Partners Fund, LP and certain related parties) hold less than 20% (compared with 25% prior to the amendment) of the economic and voting interest in our common stock at any time or (ii) if such existing investor stockholders hold less than 25% (compared with 35% prior to the amendment) of the economic and voting interest in our common stock and a third party or group holds greater economic or voting interest in our common stock than such investor stockholders.

10.0% Notes

        The 10.0% Notes were issued by Williams Scotsman in August 2003. The 10.0% Notes are fully and unconditionally guaranteed on a senior secured second lien basis by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment, LLC, also a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the senior secured notes on a subordinated secured second lien basis. These 100% owned subsidiaries of Williams Scotsman act as joint and several guarantors of the 10.0% Notes. The 10.0% Notes are due August 15, 2008 with interest payable semi-annually on February 15 and August 15 of each year. On August 15, 2006, the 10.0% Notes will become redeemable at our option at a redemption price of 105.0% of the principal amount thereof plus accrued interest during the 12 month period beginning August 15, 2006 and 102.5% of the principal amount thereof plus accrued interest beginning August 15, 2007. As part of the 2005 Refinancing Transactions, Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 10.0% Notes at a cash purchase price of 109.522% of the principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes were asked to consent to a supplemental indenture, which removed substantially all restrictive covenants relating to the 10.0% Notes. Williams Scotsman executed and delivered a supplemental indenture setting forth the amendments to the indenture governing the 10.0% Notes, which eliminated substantially all of the restrictive covenants of such indenture. On September 29, 2005, in connection with the tender offer for the 10.0% Notes, Williams Scotsman accepted for payment and purchased $148.2 million principal amount of the 10.0% Notes (representing approximately 98.80% of the $150.0 million of aggregate principal amount of 10.0% Notes originally issued). As of December 31, 2005, $1.8 million principal amount of the 10.0% Notes remained outstanding.

8.5% Notes

        On September 29, 2005, Williams Scotsman issued $350.0 million aggregate principal amount of the Original 8.5% Notes. On April 18, 2006, Williams Scotsman issued $100 million aggregate principal amount of the Additional 8.5% Notes. The Additional 8.5% Notes have substantially the same terms as the Original 8.5% Notes and are treated as one class under the indenture with the Original 8.5% Notes. The 8.5% Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment, LLC, a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the 8.5% Notes on a subordinated basis. None of the foreign subsidiaries of Williams Scotsman (other than the Canadian subsidiary) guarantee the 8.5% Notes. The 8.5% Notes are due on October 1, 2015, with interest payable semi-annually on April 1 and October 1 of each year.

        On October 1, 2010, the 8.5% Notes will become redeemable at our option, at a redemption price of 104.25% of the principal amount during the 12 month period beginning October 1, 2010 declining ratably to 100.0% on October 1, 2013, plus accrued and unpaid interest to the redemption date.

        If there is a change of control (as defined in the indenture governing the 8.5% Notes), Williams Scotsman will offer to purchase the 8.5% Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date, if any. Upon the events of certain asset sales, Williams Scotsman may also be required to offer to purchase all or a portion of the 8.5% Notes with certain net proceeds of such sales.

        The indenture governing the 8.5% Notes contains covenants that limit Williams Scotsman's ability and that of its restricted subsidiaries' to:

  •
  incur additional indebtedness;

  •
  pay dividends or distributions on, or redeem, repurchase or retire its capital stock or subordinated indebtedness;

  •
  make certain investments;

  •
  create restrictions on the payment of dividends or other amounts to it from its restricted subsidiaries;

  •
  engage in certain transactions with affiliates;

  •
  sell assets, including capital stock of its subsidiaries; and

  •
  consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of April 15, 2006:

  •
  of the 200,000,000 authorized shares of common stock, 40,156,358 shares were issued and outstanding; and

  •
  no shares of our preferred stock were outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

        We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Amended and Restated Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors' Liability; Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

  •
  for any breach of the duty of loyalty,

  •
  for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,

  •
  for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases or stock redemptions), or

  •
  for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions do not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

        Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders. Business transacted at any special meeting of stockholders will be limited to the purpose stated in the notice.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws establish advance notice procedures for:

  •
  stockholders to nominate candidates for election as a director, and

  •
  stockholders to propose topics for consideration at stockholders' meetings.

        Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure.

Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year's annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the tenth day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

        Our board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

        Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least two thirds (66 2/3%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our amended and restated certificate of incorporation:

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  the provisions relating to our classified board of directors,

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  the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions relating to the removal of directors,

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  the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our amended and restated articles of incorporation and for the adoption, amendment or repeal of our amended and restated by-laws, and

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  the provisions relating to special stockholder meetings and the restrictions on stockholder actions by written consent.

        In addition, the board of directors is permitted to alter our amended and restated by-laws without obtaining stockholder approval and a 66 2/3% stockholder vote is required for any amendment to our amended and restated by-laws by the stockholders.

Anti-Takeover Provisions of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016 and its telephone number is (908) 497-2300.

Nasdaq National Market Quotation

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See "Risk Factors—Risks Related to this Offering—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

        Based upon the number of shares outstanding as of April 15, 2006, upon consummation of this offering, we expect to have approximately 42,574,288 shares outstanding (or approximately 42,638,082 shares if the underwriters exercise their over-allotment option in full), excluding 3,088,771 shares underlying outstanding options. Of these shares, 25,863,774 shares (or 27,166,922 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any such shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 15,907,324 of our outstanding shares of common stock (or approximately 14,667,971 shares if the underwriters exercise their over-allotment option in full) will be deemed "restricted securities," as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

        Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of

Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options and Equity Awards

        On September 21, 2005, we filed registration statements on Form S-8 to register approximately 7,147,000 shares of our common stock reserved for issuance under our option plans and arrangements. We also granted equity awards in connection with our initial public offering. All of the shares of our common stock issuable upon the exercise of options under our stock option plans and arrangements are and will be freely tradable after effectiveness of the registration statements on Form S-8 without restrictions under the Securities Act, except to the extent that the shares are held by an "affiliate" of ours or subject to other contractual restrictions.

Lock-up Agreements

        We, our executive officers and directors and the selling stockholders have entered into lock-up agreements under which we and they will not offer, sell, dispose of or hedge any shares of our capital stock or securities convertible into or exchangeable for shares of our capital stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. and approval from our board of directors.

Registration Rights

        We have granted our principal stockholders certain demand and piggyback registration rights. Cypress Stockholders may demand three registrations, Scotsman Partners may demand three registrations and Odyssey Investment Group and Barry P. Gossett may demand one registration, subject to certain restrictions. For more information, see "Principal and Selling Stockholders—Selling Stockholder Relationships."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion summarizes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service ("IRS") or opinion of counsel with respect to the tax consequences discussed in this offering circular. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this offering circular.

        The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a non-U.S. holder in light of such holder's particular circumstances and only addresses non-U.S. holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding common stock in connection with a hedging transaction, "straddle," conversion transaction or a synthetic security or other integrated transaction, holders subject to special U.S. federal income tax rules (such as "passive foreign investment companies" and "controlled foreign corporations") or holders whose "functional currency" is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

        As used in this discussion, a "non-U.S. holder" means a beneficial owner of shares of common stock who is, for U.S. tax purposes:

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  a non-resident alien individual other than certain former citizens and residents of the United States subject to tax as expatriates,

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  a foreign corporation, or

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  a foreign estate or trust.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our common stock, you should consult your tax advisor.

Payment of Dividends

        We do not presently anticipate paying cash dividends on shares of our common stock. For more information, please see "Dividend Policy." If dividends are paid on shares of our common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of common stock unless any one of the following is true:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation,

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  the non-U.S. holder, who is an individual, is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met, or

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  the Foreign Investment in Real Property Tax Act, or "FIRPTA," rules apply because: (i) our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock and (ii) assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

        We believe that we are not currently and do not anticipate becoming a U.S. real property holding corporation. However, since the determination of U.S. real property holding corporation status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a U.S. real property holding corporation in the future.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because the FIRPTA rules apply, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

        Shares of common stock owned or treated as owned by an individual non-U.S. holder will be included in that non-U.S. holder's estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding, currently at a rate of 28%.

        The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

        Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

        Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. are acting as joint book running managers of the offering. Robert W. Baird & Co. Incorporated and Deutsche Bank Securities Inc. are acting as joint lead managers of the offering and together with Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,389,103
CIBC World Markets Corp.	2,389,103
Lehman Brothers Inc.	1,303,147
Robert W. Baird & Co. Incorporated	1,303,147
Deutsche Bank Securities Inc.	1,303,146

Total	8,687,646

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.83 per share. Citigroup Global Markets Inc., CIBC World Markets Corp., Lehman Brothers Inc., Robert W. Baird & Co. Incorporated and Deutsche Bank Securities Inc. have advised us and the selling stockholders that the underwriters will not confirm sales to discretionary accounts without the prior written approval of the customer.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,303,147 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our executive officers and directors, and the selling stockholders have agreed that, for a period that is 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc., and with the approval of our board of directors, dispose of or hedge any shares of our capital stock or any securities convertible into or exchangeable for our capital stock, subject to specified exceptions, including (i) disposals by us of shares of our capital stock or securities convertible into or exercisable or exchangeable for such capital stock as payment of any part of the purchase price for the acquisition by us of a business or assets ("Acquisition Securities") provided that, in the aggregate, such Acquisition Securities shall not exceed 10% of outstanding capital stock immediately prior to such acquisition, the recipient of any such Acquisition Securities agrees to be bound by the lock-up agreement, (ii) direct or indirect offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposals of or transactions in securities subject to these lock-up agreements by our executive officers under their existing written trading plans established under Rule 10b5-1 of the Exchange Act of 1934 and (iii) our executive officers may enter into written trading plans established pursuant to Rule 10b5-1 of the Exchange Act of 1934 during the period that is 90 days from the date of this prospectus, provided that no direct or indirect offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposals of, or transactions in, any shares of our common stock may be effected pursuant to such plans during the period that is 90 days from the date of this prospectus. Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. may release any of the securities subject to these lock-up agreements in their sole discretion at any time. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. However, notwithstanding such releases, our board of directors may withhold approval of any sale during the lockup period.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

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  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

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  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

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  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of the shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, are authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United

Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be

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  released, issued, distributed or caused to be released, issued or distributed to the public in France or

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  used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only

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  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

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  to investment services providers authorized to engage in portfolio management on behalf of third parties or

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  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Williams Scotsman International, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$1.38	$1.38	$1.38	$1.38
Total	$2,900,379	$2,900,379	$9,088,572	$10,886,915

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limited is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be approximately $1.4 million. The selling stockholders will not pay any expenses related to this offering other than the underwriting discounts and commission relating to the sale of their respective shares.

        Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. The underwriters of this offering have acted as the underwriters of the initial public offering of shares of our common stock. Deutsche Bank Securities Inc. acts as a co-lead arranger and joint book runner under the Amended and Restated Credit Facility. Deutsche Bank Securities, Inc., Citigroup Global Markets Inc. and Lehman Brothers Inc. acted as joint book-running managers for the offering of the Original 8.5% Notes and Deutsche Bank Securities acted as a book-runner for the Additional 8.5% Notes. CIBC World Markets Corp. acted as co-manager for the offering of the Original 8.5% Notes and Lehman Brothers Inc. acted as co-manager of the Additional 8.5% Notes. Deutsche Bank Securities, Inc. acted as the dealer manager in connection with the tender offer and consent solicitation for the 9.875% Notes and the 10.0% Notes in the 2005 Refinancing Transactions.

        Affiliates of CIBC World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc. are lenders under the Amended and Restated Credit Facility and will receive a portion of the net proceeds from this offering as such proceeds will be used to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility. Because affiliates of the underwriters may receive more than 10% of the net proceeds of this offering, the underwriters may be deemed to have a "conflict of interest" with us under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD. As a bona fide market (as defined under the NASD's Conduct Rules) exists in shares of our common stock, the NASD does not require that we appoint a qualified independent underwriter for this offering; however, this offering will be conducted in accordance with all other applicable provisions of Rule 2710(h).

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon the validity of the common stock offered in this prospectus. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Scotsman Partners, L.P. and its related parties from time to time.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Exchange Act of 1934, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 to register this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and our securities, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

        You should rely only upon the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than that on the front cover of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

  •
  our annual report on Form 10-K for the year ended December 31, 2005, filed on March 17, 2006;

  •
  our Proxy Statement relating to the annual meeting to be held on April 27, 2006, filed on April 3, 2006 (other than the portions of such Proxy Statement that are furnished rather than filed under the Exchange Act of 1934); and

  •
  our Current Reports on Form 8-K filed with the SEC on April 13, 2006 and April 19, 2006 (other than the portions of such Current Reports that are furnished rather than filed under the Exchange Act).

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports that has been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephone us at the following address or phone number:

Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, Maryland 21236
Attention: General Counsel
Telephone (410) 931-6000.

        These documents may also be accessed through out internet web sit at www.willscot.com or as described under "Available Information" above. The information and other content contained on or linked from our internet website are not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Williams Scotsman International, Inc.

        We have audited the accompanying consolidated balance sheets of Williams Scotsman International, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Scotsman International, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
February 17, 2006

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2005	2004
	(In thousands)
Assets
Cash	$469	$939
Trade accounts receivable, net of allowance for doubtful accounts of $812 in 2005 and $606 in 2004	94,661	76,579
Prepaid expenses and other current assets	46,630	38,330
Rental equipment, net of accumulated depreciation of $282,730 in 2005 and $253,892 in 2004	944,629	880,723
Property and equipment, net	81,177	79,951
Deferred financing costs, net	18,042	16,667
Goodwill	171,166	170,340
Other intangible assets, net	2,369	2,977
Other assets	21,477	18,105

Total assets	$1,380,620	$1,284,611

Liabilities and stockholders' equity
Accounts payable	$60,685	$42,225
Accrued expenses and other current liabilities	41,107	39,963
Rents billed in advance	23,621	21,375
Revolving credit facility	364,150	102,130
Long-term debt, net	505,296	907,356
Deferred income taxes	141,020	150,415

Total liabilities	1,135,879	1,263,464

Stockholders' equity:
Preferred stock, $.01 par value; authorized 20,000,000 shares; no shares issued or outstanding	—	—
Common stock, $.01 par value; authorized 200,000,000 shares; issued 51,869,427 shares as of December 31, 2005 and 36,156,668 shares as of December 31, 2004	519	362
Additional paid-in capital	471,406	240,474
Retained earnings	51,846	62,170
Accumulated other comprehensive income	16,908	14,079

	540,679	317,085
Less treasury stock—12,597,848 common shares in 2005 and 2004, at cost	(295,938)	(295,938)

Total stockholders' equity	244,741	21,147

Total liabilities and stockholders' equity	$1,380,620	$1,284,611

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2005	2004	2003
	(In thousands except per share amounts)
Revenues
Leasing	$247,713	$222,867	$213,976
Sales:
New units	128,244	86,344	71,635
Rental equipment	37,530	29,355	20,734
Delivery and installation	135,715	116,106	91,318
Other	43,256	43,253	37,980

Total revenues	592,458	497,925	435,643

Cost of sales and services
Leasing:
Depreciation and amortization	52,614	48,888	49,097
Other direct leasing costs	59,932	51,777	45,731
Sales:
New units	105,377	72,885	59,411
Rental equipment	28,909	22,896	16,361
Delivery and installation	115,730	101,061	78,856
Other	11,290	9,605	8,274

Total costs of sales and services	373,852	307,112	257,730

Gross profit	218,606	190,813	177,913

Selling, general and administrative expenses	96,968	83,407	76,297
Other depreciation and amortization	16,618	14,787	13,869
Interest, including amortization of deferred financing costs of $5,465, $6,959 and $8,789	91,203	92,444	87,174
Loss on early extinguishment of debt	30,678	—	—
Held for sale impairment charge	—	—	19,386

Total operating expenses	235,467	190,638	196,726

Income (loss) before income taxes	(16,861)	175	(18,813)
Income tax expense (benefit)	(6,537)	3,586	(7,131)

Net loss	$(10,324)	$(3,411)	$(11,682)

Loss per common share—basic	$(0.37)	$(0.14)	$(0.50)

Loss per common share—diluted	$(0.37)	$(0.14)	$(0.50)

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Retained Earnings		Treasury Stock	Total Stockholders' Equity
	Shares	Amount
Balance at January 1, 2003	23,559	$362	$238,972	$77,263	$(1,386)	$(295,938)	$19,273
Comprehensive loss:
Net loss	—	—	—	(11,682)	—	—	(11,682)
Foreign currency translation adjustment	—	—	—	—	10,007	—	10,007

Comprehensive loss							(1,675)
Non-cash stock compensation expense	—	—	766	—	—	—	766

Balance at December 31, 2003	23,559	362	239,738	65,581	8,621	(295,938)	18,364
Comprehensive income:
Net loss	—	—	—	(3,411)	—	—	(3,411)
Foreign currency translation adjustment	—	—	—	—	5,458	—	5,458

Comprehensive income							2,047
Non-cash stock compensation expense	—	—	736	—	—	—	736

Balance at December 31, 2004	23,559	362	240,474	62,170	14,079	(295,938)	21,147
Option exercises for purchase of common stock, including income tax benefit of $2,858	607	6	4,235	—	—	—	4,241
Issuance of common stock (less direct costs of $18,602)	15,106	151	222,941	—	—	—	223,092
Comprehensive loss:
Net loss	—	—	—	(10,324)	—	—	(10,324)
Foreign currency translation adjustment	—	—	—	—	2,829	—	2,829

Comprehensive loss							(7,495)
Non-cash stock compensation expense	—	—	3,756	—	—	—	3,756

Balance at December 31, 2005	39,272	$519	$471,406	$51,846	$16,908	$(295,938)	$244,741

See accompanying notes.

Williams Scotsman International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
	(In thousands)
Cash flows from operating activities
Net loss	$(10,324)	$(3,411)	$(11,682)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	74,697	70,634	71,755
Amortization of bond discount	268	357	357
Provision for bad debts	3,204	2,248	2,286
Loss on early extinguishment of debt	30,678	—	—
Deferred income tax expense (benefit)	(6,537)	3,137	(7,640)
Non-cash stock compensation expense	3,756	736	766
Gain on insurance recovery	(662)	(3,373)	—
Non-cash held for sale impairment charge	—	—	19,386
Gain on sale of rental equipment	(8,621)	(6,459)	(4,373)
Gain on sale of fixed assets	(23)	(7)	(810)
(Increase) decrease in net trade accounts receivable	(20,778)	(22,375)	6,881
Increase in accounts payable and accrued expenses and other current liabilities	19,623	22,261	6,161
Increase in prepaid expenses and other current assets	(12,037)	(4,015)	(9,432)
Other	(5,729)	(2,870)	561

Net cash provided by operating activities	67,515	56,863	74,216

Cash flows from investing activities
Rental equipment additions	(139,815)	(79,867)	(53,307)
Proceeds from sales of rental equipment	37,530	29,355	20,734
Proceeds from insurance recovery	3,616	5,000	—
Acquisition of businesses, net of cash acquired	(4,631)	(5,791)	(3,434)
Purchase of California classroom fleet	—	(43,572)	—
Purchase of property and equipment, net	(12,005)	(8,062)	(7,632)

Net cash used in investing activities	(115,305)	(102,937)	(43,639)

Cash flows from financing activities
Proceeds from debt	1,473,724	553,937	597,378
Repayment of debt	(1,631,548)	(506,987)	(619,903)
Proceeds from initial public offering of common stock, net	223,092	—	—
Proceeds from exercise of stock options	1,383	—	—
Increase in deferred financing costs	(19,266)	(757)	(8,041)

Net cash provided by (used in) financing activities	47,385	46,193	(30,566)

Effect of exchange rate changes	(65)	433	(53)

Net increase (decrease) in cash	(470)	552	(42)
Cash at beginning of year	939	387	429

Cash at end of year	$469	$939	$387

Supplemental cash flow information:
Cash paid for income taxes	$—	$665	$451

Cash paid for interest	$90,463	$84,903	$74,608

See accompanying notes

Williams Scotsman International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

December 31, 2005

1.    Organization and Basis of Presentation

        Williams Scotsman International, Inc. ("Williams Scotsman International") was organized in November 1993 for the purpose of acquiring Williams Scotsman, Inc. ("Scotsman"). The operations of Williams Scotsman International and its subsidiary (collectively "the Company"), consist of the leasing and sale of mobile offices, storage products, and their delivery and installation. The Company's operations include Scotsman's 100% owned subsidiaries, Willscot Equipment, LLC ("Willscot"), Williams Scotsman of Canada, Inc., Williams Scotsman Mexico S. de R.L. de C.V., and Williams Scotsman Europe S.L. Willscot, a special purpose subsidiary, was formed in May 1997; its operations are limited to the leasing of its mobile office units to Scotsman under a master lease. Additionally, Willscot has entered into a management agreement with Scotsman whereby it pays a fee to Scotsman in an amount equal to the rental and other income (net of depreciation expense) it earns from Scotsman. Therefore, Willscot earns no net income.

        The operations of the Company consist primarily of the leasing and sale of mobile offices, modular buildings and storage products (equipment) and their delivery and installation throughout the United States, Canada, and certain parts of Mexico.

        On May 25, 2005, the Company filed with the Secretary of State of the State of Delaware, a Certificate of Amendment of its Certificate of Incorporation. The amendment changed the name of the Company from Scotsman Holdings, Inc. to Williams Scotsman International, Inc.

2.    Summary of Significant Accounting Policies

(a)   Use of Estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b)   Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Williams Scotsman International and its 100% owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

(c)   Fair Value of Financial Instruments

        Because of their short-term nature, the amounts reported in the consolidated balance sheet for cash, receivables, the revolving credit facility and accounts payable approximate fair value. The investment in Wiron is not readily marketable and it is not practicable to estimate its fair value. The fair value of long-term debt is based on quoted market prices. As of December 31, 2005 and 2004, the fair market value and cost of the Company's long-term debt, net were $505,449 and $505,296 and $933,689 and $928,178, respectively. The Company does not have a significant amount of credit risk associated with the fair value of its assets and liabilities.

(d)   Accounts Receivable and Allowance for Doubtful Accounts

        The Company's accounts receivable consist of amounts due from customers throughout the United States, Canada, and certain parts of Mexico. Collateral is generally not required. The Company provides for the allowance for doubtful accounts receivable through a charge to operations in amounts equal to the estimated losses expected to be incurred in collection of the accounts. The estimated losses are based on historical collection experience, days sales outstanding trends, and a review of specific past due receivables. Customer accounts are written-off against the allowance for doubtful accounts when an account is determined to be uncollectible.

(e)   Leasing Operations

        Equipment is leased generally under operating leases and, occasionally, under sales-type lease arrangements. Operating lease terms generally range from 3 months to 60 months, and contractually averaged approximately 15 months at December 31, 2005. Rents billed in advance are initially deferred and recognized as revenue over the term of the operating leases. Rental equipment is depreciated by the straight-line method using an estimated economic useful life of generally 20 years and an estimated residual value of typically 50%.

        Costs of improvements and betterments are capitalized, whereas costs of replacement items, repairs and maintenance are expensed as incurred. Costs incurred for equipment to meet particular lease specifications are capitalized and depreciated over the lease term. However, costs aggregating less than $1 per unit are generally expensed as incurred.

(f)    Property and Equipment

        Property and equipment is stated at cost. Depreciation is computed by the straight-line method over estimated useful lives ranging from 15 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

(g)   Deferred Financing Costs

        Direct and incremental costs of obtaining debt are capitalized and amortized using the straight-line method, which approximates the effective interest rate method, over the term of the related debt.

(h)   Goodwill

        Goodwill is initially measured as the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. The Company does not amortize goodwill, but rather reviews its carrying value for impairment annually, and whenever an impairment indicator is identified.

        The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The geographically based operating segments of the Company are the reporting units for the impairment test. The Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company estimates the fair values of its reporting units by utilizing market operating data multiples of similar publicly traded companies, as well as our own. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

(i)    Other Intangible Assets

        Intangible assets consist principally of non-compete agreements and customer relationships acquired in business combinations. These intangible assets are amortized using the straight-line method over their estimated useful lives ranging from 24 months to 228 months. Amortization expense was approximately $800 and $700 in 2005 and 2004, respectively. The weighted-average remaining life of these identified intangible assets is 65 months.

(j)    Impairment of Long-Lived Assets

        Long-lived assets, including amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

        Assets to be disposed of are reported at the lower of carrying value or fair values, less estimated costs of disposal.

(k)   Stock-based Compensation

        Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation. The Company selected the modified prospective method of adoption described in SFAS No. 148, Accounting for Stock—Compensation-Transition and Disclosure (SFAS No. 148). Gross compensation cost recognized related to stock-based compensation for the year ended December 31, 2005, 2004 and 2003 was $3,756, $736 and $766, respectively.

        The weighted-average fair value of options granted in 2005, 2004, and 2003 were $7.59, $5.11, and $5.46, respectively. The following assumptions were used to compute these fair values using the Cox Ross Rubinstein binomial model at each grant date:

	2005	2004	2003
Risk-free interest rate	4.13%	3.85%	2.97%
Expected life in years	5.00–6.25	5.00	5.00
Volatility	46.4%	42.9%	45.2%
Dividend yield	0%	0%	0%

        As a result of the Company's initial public offering in September 2005, the Company has utilized a simplified method for determining the expected term of the options in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107. This simplified method calculates the expected term of the options as the sum of the vesting term and original contract term of the option divided by two. This method applies to both the Company's time-based and performance vesting options issued in September 2005, as the Company believes that performance options will be exercised in a pattern consistent with time-based options. Prior to the Company's initial public offering, the expected term was estimated using historical data that considered expected changes in ownership of the Company that would accelerate option vesting.

        During 2005, the Company recorded $2,387 of stock compensation expense related to the accelerated vesting of options as a result of the Company's initial public offering. During 2004 and 2003, a modification was made for the continuation of certain employees' options after their termination from the Company. The weighted-average fair value of their modified options, risk free interest rate at the modification date, expected life and volatility (as estimated based upon a historical average of comparable stock indices) was $7.93, 2.78%, 3.11 years, and 39.9% for 2004 and $9.23, 2.06%, 3.81 years, and 45.3% for 2003, respectively.

(l)    Income Taxes

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period that includes the enactment date.

(m)  Advertising costs

        Advertising costs are generally expensed as incurred. Advertising expense for the years ended December 31, 2005, 2004, and 2003 was $4,622, $4,345, and $3,935, respectively, and is included in selling, general, and administrative expenses in the consolidated statements of operations.

(n)   Earnings Per Share

        The following table sets forth the components of the weighted-average shares outstanding for the basic and diluted earnings per share computations:

	2005	2004	2003
Weighted-average shares-basic	27,763,324	23,558,805	23,558,805
Effect of employee stock options	—	—	—

Weighted-average shares-diluted	27,763,324	23,558,805	23,558,805

        Common stock equivalents of approximately 1,243,552, 1,296,823 and 1,350,065 were excluded from the weighted-average shares-diluted total for the years ended December 31, 2005, 2004 and 2003, respectively, due to their anti-dilutive nature, which resulted from the Company's net loss for such periods.

(o)   Revenue Recognition

        The Company earns revenue from leasing, sales of new and used rental equipment, and delivery and installation services. Where applicable, the Company's revenue recognition policy takes into consideration the guidance of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

        Revenue from delivery and installation services associated with rental activities is generally recognized upon their completion, as the Company has objective evidence of the fair value of the remaining equipment leasing element of the arrangements. This evidence consists of rental rates associated with units leased without corresponding delivery and installation services. Leasing revenue is recognized ratably over the lease term. Billings in excess of earned revenue is recorded as deferred revenue in the balance sheet caption, "rents billed in advance."

        Revenue from the sale of new units and used rental equipment, including delivery and installation revenue, is generally recognized at the time the units are installed. Certain arrangements to sell units under long-term construction-type sales contracts are recognized under the percentage of completion method. Under this method, income is recognized in proportion to the incurred costs to date under the contract compared to estimated total costs.

        Sales of new units are typically covered by warranties provided by the manufacturer of products sold. The Company provides a limited 30-day warranty for certain sales of rental equipment. The Company's warranty expense is estimated and accrued at the time of sale. Warranty expense was not material for the years ended December 31, 2005, 2004 and 2003.

        Other revenue consists principally of revenue from the rental or sale of ancillary items associated with the rental or sale of related equipment. These items typically consist of steps, ramps and other products, insurance waivers and other miscellaneous revenue. If these items are associated with equipment under operating leases, revenue is recognized over the related lease term. Otherwise, revenue is recognized when the item is delivered or the service is performed.

(p)   Foreign Currency Translation

        The financial statements of Scotsman's foreign subsidiaries for which the local currency is the functional currency have been translated into U.S. dollars in accordance SFAS No. 52, Foreign Currency Translation. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rates during the year. Translation gains and losses resulting from the changes in exchange rates from year-to-year have been reported in other comprehensive income. The effect on the consolidated statements of operations of all transaction gains and losses is insignificant for all years presented.

(q)   Business Segment

        The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, type or class of customer, and long-term average gross margins.

(r)   Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS No. 123-R"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. In April 2005, the Securities and Exchange Commission provided for a phased-in implementation of SFAS No. 123-R. Under this revised guidance, the effective date for application of SFAS No. 123-R has been postponed until no later than the beginning of the first fiscal year after June 15, 2005, or January 1, 2006 for the Company. The Company intends to elect the modified prospective method of adopting SFAS No. 123-R, which requires the recognition of expense over the remaining vesting period for the portion of awards not fully vested as of January 1, 2006. As the Company currently applies the fair value method under SFAS No. 123, the Company does not anticipate that the adoption of SFAS No. 123-R will have a material impact on its financial statements.

(s)   Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation. The effect of these reclassifications is not material to the consolidated financial statements.

3.    Acquisitions

Acquisition of Mobile Space Inc.

        On February 24, 2005, the Company acquired Mobile Space Inc., a Chicago-based company that leased and sold modular space units. This purchase resulted in the acquisition of approximately 640 units and the related customer base. The transaction was accounted for under the purchase method of accounting with a purchase price of $4,800, of which approximately $710 was recorded as an increase to goodwill. The acquisition was financed with borrowings under the Company's credit facility.

Minority Investment in Wiron Construcciones Modulares, SA

        On July 28, 2004, the Company, through Scotsman's 100% owned subsidiary, Williams Scotsman Europe, S.L., acquired an 8.5% minority interest in Wiron Construcciones Modulares, SA., ("Wiron") headquartered in Parla, Spain and secured a right of first refusal to acquire any or all of the shares of Wiron in the future. Wiron is one of the largest modular space providers in Spain with branches located in all major cities throughout the country. The Company acquired its 8.5% minority interest for approximately $4,700, which includes acquisition related costs. The Company accounts for this minority investment using the cost method. There were no events or changes in circumstances that had a significant adverse effect on the fair value of the investment during the year ended December 31, 2005. As of December 31, 2005 and 2004, the Company's investment in Wiron approximated $4,541 and $4,797, respectively, and is included in other assets in the consolidated balance sheets. As of December 31, 2005, the Company has on lease to Wiron approximately $2,000 of rental equipment. Rental income from these leases was approximately $80 for the year ended December 31, 2005.

Purchase of California Classroom Units

        On March 26, 2004, the Company acquired nearly 3,800 relocatable Division of State Architect classroom units located in the state of California from Transport International Pool, Inc. (d/b/a GE Modular Space) for approximately $43,500. The assets were acquired using available funds under the Company's revolving credit facility. The acquisition included the purchase of units, equipment associated with these classroom units as well as rights under all outstanding leases related to these classroom units and certain other assets. The Company did not acquire employees, physical facilities, sales force, or other business related items. In addition, the customer base, which is primarily related to public and private educational institutions in the State of California, is similar to, and in many cases duplicative of, the Company's existing customer base. As a result, the Company considers the purchase of these assets an asset purchase rather than an acquisition of a business.

Acquisition of AFA Locations Inc.

        On May 29, 2003, the Company acquired AFA Locations Inc. ("AFA"), a privately-held, Montreal, Canadian-based company that was involved in the leasing of mobile offices built by the manufacturing operations of AFA's consolidated entity. The purchase of the leasing business resulted in the acquisition of approximately 300 units at a value of approximately $2,600 and the related customer base. The transaction was accounted for under the purchase method of accounting with a net purchase price of approximately $3,200 and $600 of goodwill. The acquisition was financed with borrowings under the Company's credit facility.

4.    Property and Equipment

        Property and equipment consist of the following:

	December 31
	2005	2004
Land	$19,631	$19,286
Buildings and improvements	42,175	40,229
Furniture and equipment	57,220	53,445
Computer software	19,838	18,941
Capital leases	4,028	1,985

	142,892	133,886
Less accumulated depreciation	61,715	53,935

Net property and equipment	$81,177	$79,951

        Depreciation expense, including that of capital leases, related to property and equipment was $10,901, $9,112, and $8,229 for the years ended December 31, 2005, 2004, and 2003, respectively. Accumulated depreciation related to capital leases was $653 and $118 as of December 31, 2005 and 2004, respectively. Included in depreciation expense is amortization expense related to capitalized computer software cost of $3,713, $3,550, and $2,916 for the years ended December 31, 2005, 2004, and 2003, respectively.

5.    Other Intangible Assets

        The following table summarizes the balances of other intangible assets:

	December 31, 2005			December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable:
Non-compete agreements	$3,527	$2,470	$1,057	$3,362	$1,802	$1,560
Customer relationships	2,192	880	1,312	2,192	775	1,417

	$5,719	$3,350	$2,369	$5,554	$2,577	$2,977

Amortization expense was approximately $800, $700, and $700 in 2005, 2004, and 2003, respectively. Covenants not-to-compete and customer relationships are being amortized on a straight-line basis over periods of 36 to 228 months. The weighted-average remaining life of these intangible assets is 65 months. Amortization expense for each of the next five years is as follows:

2006	$501
2007	376
2008	326
2009	209
2010	119
Thereafter	838

6.    Revolving Credit Facility and Long-Term Debt

        Debt consists of the following:

	December 31
	2005	2004
Borrowings under revolving credit facility	$364,150	$102,130
Term loan	150,000	206,307
8.5% senior notes	350,000	—
9.875% senior notes, net of unamortized discount of $833 in 2004	—	549,167
10.0% senior secured notes	1,800	150,000
Capital lease obligations	3,496	1,882

	$869,446	$1,009,486

        On June 28, 2005, the Company entered into an amended and restated credit facility, the net proceeds of which were used to refinance the then existing credit agreement. The amended and restated credit facility provides for a $500,000 revolving credit facility and a $150,000 term loan, both maturing on June 28, 2010. Interest on borrowings under the revolver and term loan is payable at a rate of either prime plus 1% or the Eurodollar rate plus 2.5%. The interest rate margin is subject to pricing adjustments based on excess availability and a ratio defined in the credit agreement. In connection with the refinancing, approximately $5,200 of deferred financing costs related to the prior credit facility were expensed immediately and included in loss on early extinguishment of debt. The weighted-average interest rates of the revolver under the credit agreement were 6.37% and 5.55% at December 31, 2005 and 2004, respectively. The weighted-average interest rates of the term loan under the credit agreement were 6.64% and 5.18% at December 31, 2005 and 2004, respectively.

        Borrowings under the amended and restated credit facility, which are based upon a borrowing base calculation, are secured by a first priority lien on and security interest in the Company's rental equipment, accounts receivable, property and equipment, and other assets. The amended and restated credit facility contains affirmative and negative covenants customary for such financings including restrictions on the amount of dividends that Scotsman can pay to Williams Scotsman International. In addition, if the Company does not meet certain excess availability requirements, it will be required to comply with a senior secured leverage ratio, a consolidated interest coverage ratio and a minimum utilization test. As of December 31, 2005, the Company met the excess availability requirements and did not have to comply with the financial covenants. Excess availability calculated in accordance with the credit agreement under this facility was approximately $115,400 at December 31, 2005. The Company believes it will have sufficient liquidity under its revolving line of credit and from cash generated from operations to fund its operations for at least the next 12 months.

        On September 29, 2005, Scotsman issued $350,000 of 8.5% Senior Notes due 2015. The Company used the net proceeds of approximately $340,900 received from this offering together with the proceeds from the Company's initial public offering and the borrowings under the amended and restated credit facility to repurchase or redeem the 9.875% Notes due 2007 (the "9.875% Notes") and repurchase $148,200 of the 10.0% Notes due 2008 (the "10.0% Notes"). The repurchase or redemption of the 9.875% and 10.0% Notes (together, the "Notes") was conducted through a tender offer and consent solicitation whereby the Company offered to purchase all outstanding 10.0% Notes at a cash price of 109.522% of the aggregate principal amount of such notes and all outstanding 9.875% Notes at a cash purchase price of 100.5% of the aggregate principal amount of such notes plus accrued and unpaid interest. In connection with the tender offer of the Notes, the Company purchased the 9.875% Notes and $148,200 of the 10% Notes. In connection with the debt extinguishment, $30,678 in deferred financing fees and premium costs related to the tender offer and the extinguished debt were expensed and included in loss on early extinguishment of debt.

        The 8.5% Notes are fully and unconditionally guaranteed on a senior unsecured basis by Williams Scotsman International and certain subsidiaries of Scotsman. Willscot has fully and unconditionally guaranteed the 8.5% Notes on a subordinated basis. None of the foreign subsidiaries of Scotsman (other than its Canadian subsidiary) guarantee the notes. The 8.5% Notes are due on October 1, 2015, with interest payable semi-annually on April 1 and October 1 of each year. On October 1, 2010, the 8.5% Notes will become redeemable at the option of the Company, at a redemption price of 104.25% during the 12 month period beginning October 1, 2010 declining to 100.0% during the 12 month period beginning October 1, 2013 and thereafter.

        Letter of credit obligations at December 31, 2005 and 2004 were approximately $20,464 and $10,670, respectively. Maturities of debt during the years subsequent to December 31, 2005 are $662 in 2006, $665 in 2007, $2,462 in 2008, $569 in 2009, $514,461 in 2010, and $350,627 thereafter.

7.    Stockholders' Equity

        On September 23, 2005, the Company completed an initial public offering of 14,705,882 shares of common stock. Further, on October 18, 2005, the underwriters exercised over-allotment options to purchase 400,000 shares of the Company's common stock. Total proceeds of the initial public offering and over-allotment options was $223,092 (net of underwriting fees and other offering expenses of $18,602). In addition, in connection with the initial public offering, 454,365 stock options were exercised by management of the Company and sold, resulting in additional net proceeds to the Company of $945. The Company recorded an excess income tax benefit of approximately $2,300 related to the exercise of these stock options as additional paid-in capital. Proceeds of the initial public offering were used to reduce debt.

8.    Income Taxes

        Deferred income taxes related to temporary differences between the tax bases of assets and liabilities and the respective amounts reported in the financial statements are summarized as follows:

	December 31
	2005	2004
Deferred tax liabilities:
Cost basis in excess of tax basis of assets and accelerated tax depreciation:
Rental equipment	$259,095	$267,761
Property and equipment	985	2,682
Other	1,262	1,081

Total deferred tax liabilities	261,342	271,524

Deferred tax assets:
Allowance for doubtful accounts	326	244
Rents billed in advance	9,554	8,608
Stock-based compensation	5,458	4,566
Deferred compensation	367	453
Net operating loss carryovers	102,955	109,380
Alternative minimum tax credit carryovers	1,760	1,760
Other	2,216	1,330

	122,636	126,341
Less: valuation allowance	(2,314)	(5,232)

Total deferred tax assets	120,322	121,109

Net deferred tax liabilities	$141,020	$150,415

        At December 31, 2005, the Company had net operating loss carryovers available for federal and foreign income tax purposes of approximately $265,000. These net operating loss carryovers expire at various dates from 2006 to 2025.

        Net operating loss carryovers in the amount of $7,800, $371, and $774, expired in 2005, 2004, and 2003, respectively. A valuation allowance of $2,314 is recorded based on the expected expiration of additional net operating loss carryovers. Alternative minimum tax credit carryovers of approximately $1,760 are available without expiration limitations.

        Income tax expense (benefit) consists of the following:

	Year ended December 31
	2005	2004	2003
Current
Federal	$—	$—	$—
State	—	412	400
Foreign	—	150	109

	—	562	509

Deferred
Federal	(8,989)	562	(8,178)
State	(1,781)	117	(1,357)
Foreign	4,233	2,345	1,895

	(6,537)	3,024	(7,640)

Total income taxes	$(6,537)	$3,586	$(7,131)

The provision for income taxes is reconciled to the amount computed by applying the U.S. Federal statutory corporate tax rate of 35% to loss before income taxes as follows:

	Year ended December 31
	2005	2004	2003
Income tax expense (benefit) at statutory rate	$(5,901)	$61	$(6,585)
State income taxes, net of federal tax benefit	(1,158)	344	(654)
Amortization of intangible assets	—	—	47
Change in valuation allowance	—	430	—
Cumulative change in deferred taxes from increase in estimated effective U.S. state tax rate	—	2,549	—
Other (including effect of foreign operations)	522	202	61

	$(6,537)	$3,586	$(7,131)

        During 2004, the income tax expense increased by $2,549 related to a change in the estimate of the future effects of state income taxes on cumulative temporary differences, resulting from a change in the estimated income apportionment among states in which the Company does business.

        The components of income (loss) from consolidated operations before income taxes is as follows:

	Year ended December 31
	2005	2004	2003
United States	$(28,563)	$(5,759)	$(23,700)
Foreign	11,702	5,934	4,887

	$(16,861)	$175	$(18,813)

        Deferred U.S. income taxes have not been recorded for basis differences related to investments in foreign subsidiaries. These basis differences were approximately $29.3 million at December 31, 2005 and consisted primarily of undistributed earnings. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

9.    Commitments and Contingencies

        The Company is obligated under noncancelable leases for certain equipment, vehicles and parcels of land. At December 31, 2005 approximate future minimum rental payments are as follows:

	Operating Leases	Capital Leases
2006	$6,623	$875
2007	4,969	875
2008	3,680	867
2009	2,683	749
2010	1,976	434
Thereafter	6,795	967

	26,726	4,767
Less: Amounts representing interest	—	1,271

Total minimum future lease payments	$26,726	$3,496

        Rent expense was $13,555, in 2005, $12,869, in 2004, and $13,155, in 2003.

        The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines is necessary or prudent with current operations and historical experience. The majority of these coverages have large deductible amounts which allow for potential improved cash flow benefits based on the Company's loss control efforts. The current per incident deductibles are $125 for employee group health insurance and $500 for worker's compensation, auto, and general liability, respectively.

        The Company expenses the deductible portion of the individual claims. However, the Company generally does not know the full amount of its exposure to a deductible in connection with any particular claim during the fiscal period in which the claim is incurred and for which the Company must make an accrual for the deductible expense. The Company makes these accruals based on a combination of the claims review by its staff and insurance companies, and, periodically, the accrual is reviewed and adjusted based on the Company's loss experience. A high degree of judgment is required in developing these estimates of amounts to be accrued, as well as in connection with the underlying assumptions. In addition, the Company's assumptions will change as its loss experience is developed. All of these factors have the potential for significantly impacting the amounts the Company has previously reserved in respect of anticipated deductible expenses, and the Company may be required in the future to increase or decrease amounts previously accrued.

        Currently, the Company is involved in various lawsuits and claims arising out of the normal course of its business. The nature of the Company's business is such that disputes occasionally arise with vendors, including suppliers and subcontractors, and customers over warranties, contract specifications and contract interpretations among other things. The Company assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on the Company's assessment of its exposure. As noted above, the Company has insurance policies to cover general liability and workers compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under pending litigation and claims will not have a material adverse effect on the financial position or operating results of the Company.

        In January 2003, the Company was awarded a contract to construct and renovate classrooms in an elementary school located in New Jersey. The Company contracted with various subcontractors for certain components of the project. During the course of the construction, the modular units were impacted by weather conditions, including torrential rains, from which the units were not properly protected by the subcontractors performing the work. As a result, damage to the units resulted. In order to ensure that these damages would be repaired and completed in advance of the school term, the Company promptly repaired the damage. The Company and its legal counsel have determined that the subcontractors are responsible for the damages, and are currently seeking full recovery for costs incurred from the parties involved. In addition, the Company has builders risk insurance to cover some portion of the claim for which the Company has received approximately $500 during 2005. The Company is pursuing these claims vigorously, expects to be reimbursed for the remaining damages and believes that recovery of these amounts is probable and will be received in the next 12 months. As of December 31, 2005 and 2004, the Company recorded amounts due of $1,058 and $1,600, respectively. These amounts are included in prepaid expenses and other current assets in the Company's consolidated balance sheet.

10.    Employee Benefit Plans

        The Company has adopted a defined contribution plan (the "401(k) Plan") which is intended to satisfy the tax qualification requirements of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code of 1986 (the "Code"). The 401(k) Plan covers substantially all employees and permits participants to contribute up to the dollar limit described in Section 402(g) of the Code ($14 in 2005).

All amounts deferred under this salary reduction feature are fully vested. In accordance with the Economic Growth and Tax Relief Act of 2001, the Plan also allows employees over the age of 50 to contribute an additional $4 as a "catch-up contribution."

        The 401(k) Plan has a "matching" contribution feature under which the Company may contribute a percentage of the amount deferred by each participant, excluding the "catch-up contribution." Such percentage, if any, is determined by Company management at its discretion. The Plan also has a discretionary "profit sharing" feature, under which the Company may contribute, at its discretion, an additional amount allocable to the accounts of active participants meeting the aforementioned eligibility requirements. Company contributions to the 401(k) Plan participant vest ratably during the first five years of a participant's employment and 100% thereafter. Matching contributions by the Company to the 401(k) Plan were $582 in 2005, $315 in 2004, and $261 in 2003. The Company temporarily eliminated the 401(k) employer match in April 2003 as part of a cost reduction initiative. On January 1, 2004, the Company reinstated the employer match program for 401(k) contributions. No contributions have been made by the Company under the profit-sharing feature.

        The Company has adopted a Deferred Compensation Plan for Executives which is meant to be an unfunded deferred compensation plan maintained for a select group of management within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. This plan allows key employees to defer a specified amount of their compensation until termination or upon the occurrence of other specified events. All amounts credited to participants' accounts are deemed invested in the investment vehicles of the employee's choice. As of December 31, 2005 and 2004, the total amount deferred under this plan, including earnings, was approximately $321 and $541, respectively.

        The Company's has awarded members of its board of directors restricted stock units valued at $270. These restricted stock unit awards will fully vest in six months from the award date, and will be settled at that time in shares of the Company's common stock. The shares received in respect of the restricted stock unit awards cannot be sold or transferred until one year after the recipient has ceased to serve as a director of the Company. For the year ended December 31, 2005, 16,872 restricted stock units were granted at a weighted-average grant price of $16.04 per share and remain unvested at December 31, 2005. The Company has recorded approximately $113 of stock compensation related to these awards for the year ended December 31, 2005.

        The Company has adopted stock option plans for certain key employees of the Company. In 2005, the Company adopted the 2005 Employee Stock Option Plan (the "2005 Plan") which allowed for up to 1.8 million options to be granted. In 2003 the Company adopted the 2003 Employee Stock Option Plan (the "2003 plan") which allowed for up to 874,690 options to be granted. Under the 1997 Employee Stock Option Plan (the "1997 Plan"), up to 1,823,538 options to purchase the Company's outstanding common stock could be granted. The 1997 plan was subsequently amended and restated in 1998 (the "Amended and Restated 1997 Employee Stock Option Plan"). Prior to the 1997 Recapitalization, the Company had adopted the 1994 Employee Stock Option Plan (the "1994 plan") for certain key employees. All options outstanding under the 2003 Plan and 1997 Plan eligible for vesting became fully vested in conjunction with the Company's initial public offering. As a result of this accelerated vesting, the Company recorded approximately $2,400 of additional stock compensation. All options outstanding under the 1994 plan became fully vested in conjunction with the 1997 Recapitalization. The four stock option plans are referred to collectively as the "Stock Option Plans."

        The options under the Stock Option Plans are granted with an exercise price equal to the estimated fair value of the shares as of the date of grant. Under the 2005 Plan, fifty percent of the options granted vest ratably over four years, and fifty percent vest based on the Company meeting certain financial goals over a four-year period. For the 2003 Plan, 1997 Plan and 1994 Plan, fifty percent of the options granted vest ratably over five years, and fifty percent vest based on the Company meeting certain financial goals over the same five-year periods. All options expire 10 years from the date of grant.

        A summary of stock option activity and related information for the years ended December 31 follows:

	2005		2004		2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	4,939,108	$7.42	4,797,826	$7.23	4,255,519	$6.28
Granted	703,087	15.72	269,442	13.32	747,099	13.32
Exercised	(606,892)	(2.28)	—	—	—	—
Forfeited	(818,545)	(11.88)	(128,160)	(12.78)	(204,792)	(9.63)

Ending balance	4,216,758	8.61	4,939,108	7.42	4,797,826	7.23

Exercisable at end of year	3,687,658	7.55	3,802,825	5.74	3,726,799	5.57

        Exercise prices for options outstanding as of December 31, 2005 are detailed in the following table.

Exercise Price	Shares Outstanding at December 31, 2005	Shares Exercisable at December 31, 2005	Weighted-Average Remaining Life
$1.21	66,738	66,738	0.3 years
$2.53	606,911	606,911	0.3 years
$4.84	1,002,264	1,002,264	1.3 years
$8.02	1,077,500	1,077,500	2.0 years
$13.33	760,258	760,258	6.4 years
$14.87	173,987	173,987	9.4 years
$16.00	529,100	—	9.9 years

        At December 31, 2005, the Company had approximately 1,254,000 shares of common stock reserved for the exercise of outstanding stock options and additional stock options authorized for granting under existing stock option plans.

11.    2003 Impairment Charge

        In December 2003, the Company implemented a strategic initiative to dispose of selected units in its rental fleet which the Company had determined no longer merit further investment. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, the Company recorded a $19,400 impairment charge in the fourth quarter of 2003 to reflect the write-down of these assets to their estimated fair value (less costs to sell). These units were removed from rental equipment and reclassified separately in other assets in the consolidated balance sheets. As of December 31, 2005 and 2004, assets classified as held for sale related to the strategic initiative were not material.

12.    Hurricane Damage and Recovery

        During the third quarter of 2004, approximately 500 mobile office and storage units, the majority of which were not on rent, with a book value of approximately $3,400 were destroyed as a result of several hurricanes (the "2004 Hurricanes") experienced in the southeast region of the United States. In addition, approximately 200 units as well as certain other Company assets were damaged. The total costs related to these storms approximated $4,600. During 2005, the Company settled with its insurance companies for approximately $8,600 to cover losses from these storms, of which $5,000 was received as of December 31, 2004 and the remainder during 2005. During the fourth quarter of 2004, the Company recorded in other revenues approximately $3,300, representing the realized gain from the involuntary conversion of these assets lost in the 2004 Hurricanes. In addition, during the third quarter of 2005, the Company reduced the amount of losses accrued for damage to rental units from the 2004 Hurricanes by approximately $700 as a result of a final settlement with insurers.

        During the third quarter of 2005, certain of the Company's assets were damaged or destroyed as a result of hurricanes (the "2005 Hurricanes") experienced in the southern region of the U.S. The Company believes its losses are primarily related to units on rent, for which rental customers have elected the Company's insurance waiver program, and damages to other company assets. The Company self-insures units under the waiver program. An evaluation of the damages caused by these storms continues; however, based on the Company's current assessment of the damages, the Company believes approximately 200 units have been either damaged or destroyed as a result of the hurricanes for which some portion of the damage is not recoverable from either the customer or through insurance. Based on the Company's assessment of its probable loss, the Company recorded a charge of approximately $1,700 in September 2005. As noted above, during the third quarter of 2005, the Company reduced the amount of losses accrued for damage to rental units from 2004 Hurricanes by approximately $700 as a result of a final settlement with insurers. The net charge of $1,000 was recorded in other expenses.

13.    Prepaid Expenses and Other Current Assets and Accrued Expenses and Other Current Liabilities

        Prepaid expenses and other current assets consists of the following as of December 31:

	2005	2004
Cost in excess of billings on modular construction	$13,311	$8,132
Steps, ramps and other parts	23,431	16,558
Prepaid expenses	9,888	13,640

Prepaid expenses and other current assets	$46,630	$38,330

        Accrued expenses and other current liabilities consists of the following as of December 31:

	2005	2004
Payroll and employee benefits	$10,372	$9,273
Accrued interest	13,245	12,341
Billings in excess of cost on modular construction	2,476	4,188
Other liabilities	15,014	14,161

Accrued expenses and other current liabilities	$41,107	$39,963

14.    Supplemental Condensed Consolidating Financial Information

        On September 29, 2005, Scotsman issued $350,000 of 8.5% Senior Notes due 2015. The 8.5% Notes are fully and unconditionally guaranteed on a senior unsecured basis by Williams Scotsman International and Scotsman's 100% owned subsidiaries, Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot has fully and unconditionally guaranteed the 8.5% Notes on a subordinated basis. These 100% owned subsidiaries ("Guarantor Subsidiaries"), act as joint and several guarantors of the Senior Notes.

        The following presents condensed consolidating financial information for the Company, Scotsman and the Guarantor Subsidiaries. Space Master International, Inc., Evergreen Mobile Company and Truck & Trailer Sales, Inc. do not have any assets or operations.

	As of December 31, 2005
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheet
Assets:
Cash	$74	$394	$1	—	$469
Rental equipment, net	—	291,675	652,954	—	944,629
Property and equipment, net	—	78,255	2,922	—	81,177
Investment in subsidiaries	239,111	665,397	—	(904,508)	—
Goodwill	—	169,122	2,044	—	171,166
Other assets	(1)	170,521	12,659	—	183,179

Total assets	$239,184	$1,375,364	$670,580	$(904,508)	$1,380,620

Liabilities:
Accounts payable	$—	$59,105	$1,580	$—	$60,685
Revolving credit facility	—	364,150	—	—	364,150
Long-term debt, net	—	505,296	—	—	505,296
Deferred income taxes	(5,555)	146,575	—	—	141,020
Other liabilities	(2)	61,127	3,603	—	64,728

Total liabilities	(5,557)	1,136,253	5,183	—	1,135,879

Equity	244,741	239,111	665,397	(904,508)	244,741

Total liabilities and stockholders' equity	$239,184	$1,375,364	$670,580	$(904,508)	$1,380,620

	As of December 31, 2004
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheet
Assets:
Cash	$4	$828	$107	$—	$939
Rental equipment, net	—	281,099	599,624	—	880,723
Property and equipment, net	—	77,619	2,332	—	79,951
Investment in subsidiaries	15,608	609,478	—	(625,086)	—
Goodwill	—	168,412	1,928	—	170,340
Other assets	—	139,325	13,333	—	152,658

Total assets	$15,612	$1,276,761	$617,324	$(625,086)	$1,284,611

Liabilities:
Accounts payable	—	$36,471	$5,754	$—	$42,225
Revolving credit facility	—	102,130	—	—	102,130
Long-term debt, net	—	907,356	—	—	907,356
Deferred income taxes	(5,536)	155,951	—	—	150,415
Other liabilities	1	59,245	2,092	—	61,338

Total liabilities	(5,535)	1,261,153	7,846	—	1,263,464

Equity	21,147	15,608	609,478	(625,086)	21,147

Total liabilities and stockholders' equity	$15,612	$1,276,761	$617,324	$(625,086)	$1,284,611

	As of December 31, 2005
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Results of Operations
Total revenues	$—	$477,141	$115,317	$—	$592,458
Cost of sales and services	—	324,870	48,982	—	373,852

Gross profit	—	152,271	66,335	—	218,606
Selling, general and administrative expenses	71	92,163	4,734	—	96,968
Other depreciation and amortization	—	14,704	1,914	—	16,618
Interest	(6)	87,238	3,971	—	91,203
Loss on early extinguishment of debt	—	30,678	—		30,678
Income tax expense (benefit)	(19)	(6,674)	156	—	(6,537)
Other expenses	—	(43,397)	43,397	—	—
Equity in earnings of subsidiary	(10,278)	12,163	—	(1,885)	—

Net (loss) income	$(10,324)	$(10,278)	$12,163	$(1,885)	$(10,324)

	As of December 31, 2004
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Results of Operations
Total revenues	$—	$468,462	$99,030	$(69,567)	$497,925
Cost of sales and services	—	289,937	41,104	(23,929)	307,112

Gross profit	—	178,525	57,926	(45,638)	190,813
Selling, general and administrative expenses	70	79,413	3,924	—	83,407
Other depreciation and amortization	—	13,365	1,422	—	14,787
Interest	—	92,444	—	—	92,444
Income tax expense (benefit)	(24)	3,493	117	—	3,586
Other expenses	—	(81)	45,719	(45,638)	—
Equity in earnings of subsidiary	(3,365)	6,744	—	(3,379)	—

Net (loss) income	$(3,411)	$(3,365)	$6,744	$(3,379)	$(3,411)

	As of December 31, 2005
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows
Cash provided by (used in) operating activities	$(70)	$27,616	$39,969	$—	$67,515
Rental equipment additions	—	(111,872)	(27,943)	—	(139,815)
Cash provided by (used in) other investing activities	—	36,651	(12,141)	—	24,510

Cash used in investing activities	—	(75,221)	(40,084)	—	(115,305)
Proceeds from debt	—	1,473,724	—	—	1,473,724
Repayment of debt	—	(1,631,548)	—	—	(1,631,548)
Proceeds from initial public offering of common stock	—	223,092	—	—	223,092
Cash provided by (used in) other financing activities	140	(18,023)	—	—	(17,883)

Cash provided by financing activities	140	47,245	—	—	47,385
Effect of exchange rate changes	—	(74)	9	—	(65)

Net change in cash	70	(434)	(106)	—	(470)
Cash at beginning of year	4	828	107	—	939

Cash at end of year	$74	$394	$1	$—	$469

	As of December 31, 2004
	Parent	Williams Scotsman, Inc.	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows
Cash provided by (used in) operating activities	$(82)	$23,850	$33,094	$1	$56,863
Rental equipment additions	—	(62,801)	(17,066)	—	(79,867)
Cash used in other investing activities	—	(5,231)	(17,839)	—	(23,070)

Cash used in investing activities	—	(68,032)	(34,905)	—	(102,937)
Proceeds from debt	—	553,937	—	—	553,937
Repayment of debt	—	(506,987)	—	—	(506,987)
Cash provided by (used in) other financing activities	86	(842)	—	(1)	(757)

Cash provided by financing activities	86	46,108	—	(1)	46,193
Effect of exchange rate changes	—	(1,484)	1,917	—	433

Net change in cash	4	442	106	—	552
Cash at beginning of year	—	386	1	—	387

Cash at end of year	$4	$828	$107	$—	$939

15.    Subsequent Event

        On February 17, 2006, the Company acquired American Homes Internacional, S.A. de C.V., a Monterrey, Mexico-based company that leased and sold mobile office units. This purchase resulted in the acquisition of approximately 300 units and the related customer base. The transaction was accounted for under the purchase method of accounting with a purchase price of $5,200. The acquisition was financed with borrowings under the Company's Amended and Restated Credit Facility.

8,687,646 Shares

Williams Scotsman International, Inc.

P R O S P E C T U S

May 10, 2006

Citigroup
CIBC World Markets
Lehman Brothers
Robert W. Baird & Co.
Deutsche Bank Securities

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TABLE OF CONTENTS
SUMMARY
Our Company
Corporate History and Information
Recent Developments
Williams Scotsman International, Inc. Consolidated Statements of Operations (unaudited) (dollars in thousands, except share and per share data)
Williams Scotsman International, Inc. Summary of Selected Consolidated Financial Information (unaudited)
The Offering
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
Summary Historical Financial Data
RISK FACTORS
TRADEMARKS
INDUSTRY AND MARKET DATA
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
2005 REFINANCING TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED BALANCE SHEET As of December 31, 2005
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year of Maturity at December 31, 2005 (in thousands)
BUSINESS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Williams Scotsman International, Inc. and Subsidiaries Consolidated Balance Sheets
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Operations
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity (in thousands)
Williams Scotsman International, Inc. and Subsidiaries Consolidated Statements of Cash Flows
Williams Scotsman International, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in thousands, except per share amounts) December 31, 2005